INFORMATION STATEMENT

African Development Bank

The African Development Bank (the “Bank” or “ADB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

6 August 2018

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AVAILABILITY OF INFORMATION

The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Agreement” or the “Bank Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s address at Immeuble Siege, 6 Avenue Joseph Anoma, Plateau, 01 BP 1387, Abidjan 01, Côte d’Ivoire, Attention: The Treasurer, telephone +225-20-26-20-28, facsimile +225-20-24-21-55. The Information Statement is also available on the Bank’s website (http://www.afdb.org). The annual report and the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) electronically through the EDGAR system and will be available at the website address http://www.sec.gov/edgarhp.htm. The Bank has also filed unaudited quarterly financial statements with the SEC. These filings are also available electronically through the EDGAR system.

The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

The Bank uses a unit of account (the “Unit of Account” or “UA”) equivalent to the IMF’s Special Drawing Right (SDR) as its reporting currency. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF. Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

As at 31 December

	2017	2016	2015	2014	2013
Rate of 1 UA = US$	1.42413	1.34433	1.38573	1.44881	1.54000

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LIST OF ABBREVIATIONS AND ACRONYMS

ADB	African Development Bank
ADF	African Development Fund
CEAS	Cumulative Exchange Adjustment on Subscriptions
DAC	Development Assistance Committee
ECP	Euro Commercial Programme
EDGAR	Electronic Data-Gathering, Analysis & Retrieval System
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase
GCI-VI	Sixth General Capital Increase
GDIF	Global Debt Issuance Facility
HIPC	Heavily Indebted Poor Countries
IAS	International Accounting Standard
IMF	International Monetary Fund
NTF	Nigeria Trust Fund
OECD	Organization for Economic Cooperation and Development
PSO	Private Sector Operations
RMC	Regional Member Countries
SDR	Special Drawing Right
SEC	Securities and Exchange Commission
UA	Unit of Account

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SUMMARY INFORMATION

(All numerical data are as at 31 December 2017, except as otherwise indicated.)

General

The Bank is a regional multilateral development institution established in 1963. The Bank’s membership consists of 54 African states (the “regional member countries” or “RMCs”) and 26 non-African states (the “non-regional member countries”).

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it provides policy-based loans and equity investments, finances non-publicly guaranteed private sector loans, offers technical assistance for projects and programmes that provide institutional support, promotes the investment of public and private capital, and responds to requests for assistance in coordinating RMC development policies and plans. National and multinational projects and programmes that promote regional economic cooperation and integration are also given high priority. The Bank's 2013-2022 strategy focuses on achieving inclusive growth and assisting Africa to gradually transition to green growth. The strategy is built around five core operational priorities, specifically, infrastructure development, regional integration, private sector development, governance, skills and technology. To accelerate the delivery on the Ten-Year Strategy and advance the transformation of Africa, the Bank decided in 2015 to place a sharper focus on five priority areas known as “The High 5s”. These are: Light up and Power Africa, Feed Africa, Industrialize Africa, Integrate Africa, and Improve the quality of life for the people of Africa.

The Bank’s capital stock is owned by its member countries. On 27 May 2010, at its forty-sixth Annual Meeting, the Board of Governors adopted Resolution B/BG/2010/08 authorising the Sixth General Capital Increase (GCI-VI). Under the capital structure of the Bank, the share in the Bank’s overall share capital of regional member countries is 60 percent and that of non-regional member countries is 40 percent. As at 31 December 2017, the authorised capital of the Bank was UA 66,975 million.

Assets

Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank makes loans to its regional member countries and to public sector enterprises guaranteed by the government. Loans are also extended to private sector enterprises without government guarantee. It is the general policy of the Bank for sovereign lending that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. Loans may be granted to eligible private sector entities without a government guarantee. Generally such loans are secured by collateral. As at 31 December 2017, cumulative loans and grants signed, net of cancellations, amounted to UA 44.63 billion, UA 4.07 billion higher from last year while total disbursed and outstanding loans, before the accumulated provision for impairment, were UA 17.82 billion, an increase of UA 2.47 billion over the UA 15.35 million outstanding as at the end of 2016. Although the Bank experiences delays in payments on some of its loans, the Bank expects that sovereign and sovereign guaranteed loans will eventually be paid and such delays will only affect the timing of the cash flows on the loans. Delays in cash flows are taken into consideration in the determination of impairment on loans and charges receivable. Prior to 1 January 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more. Upon the adoption of the revised IAS 39 on 1 January 2005, the Bank no longer places loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. Cumulative amounts that had previously been non-accrued as a result of the former non-accrual policy amounting to UA 526.13 million (net of provisions) were transferred to reserves on 1 January 2005.

Liquidity – The Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain additional resources from the capital markets for one year. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the Bank’s projected net cash requirements for a one year horizon and is updated quarterly and computed as the sum of four components: (1) 1-year debt service requirements; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; (3) the loan equivalent value of signed guarantees; and (4) undisbursed equity investments. The maximum level of liquidity is determined by the Bank’s debt limits.

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Liabilities, Capital and Reserves

Liabilities – As at 31 December 2017, the Bank’s total borrowings (including subordinated debt of UA 220.76 million) amounted to UA 23,175.69 million. The Bank raises resources in a cost-effective manner across markets in order to finance programs and projects in its regional member countries and to meet its liquidity requirements. The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital as at 31 December 2017 was UA 28.74 billion and its debt to usable capital ratio, a measure of the Bank’s financial leverage, was 80.6 percent.

Capital and Reserves – Subscriptions to the capital stock of the Bank are made up of initial subscriptions to the capital, a voluntary capital increase, a series of special capital increases and general increases of the Bank’s capital. On 27 May 2010, the Board of Governors of the Bank approved the Sixth General Capital Increase (GCI-VI). GCI-VI increased the authorised capital of the Bank from 2,394,746 shares to 6,768,746 shares. The par value of one share of the Bank’s capital is UA 10,000. The newly created 4,374,000 GCI-VI shares are composed of paid-up shares (6 percent) and callable shares (94 percent). The shares are allocated to the regional and non-regional members such that, when fully subscribed, the regional members will hold 60 percent of the total stock of the Bank and non-regional members would hold the balance of 40 percent.

As at 31 December 2017, of the Bank’s total subscribed capital of UA 65,497.96 million, an amount of UA 4,980.43 million (7.6 percent) represented the paid-up portion and UA 60,517.53 million (92.4 percent) was callable. The portion of paid-up capital for which the Bank has received payment, referred to as paid-in capital, amounted to UA 4,268.81 million as at 31 December 2017.

As at 31 December 2017, the callable capital of the Bank’s 26 non-borrowing member countries was UA 24,714.41 million, which represented 106.6 percent of the Bank’s total outstanding borrowings as at 31 December 2017. As at 31 December 2017, the callable capital of the Bank’s 20 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Cooperation and Development (“OECD”) (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Korea, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Turkey, United Kingdom and the United States) was UA 23,202.07 million, representing 100.1 percent of the Bank’s total outstanding borrowings as at 31 December 2017.

Under the Bank Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves, and surplus. Such total amount outstanding as at 31 December 2017 was UA 25,780.01 million and such total capital (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”), reserves and surplus) was UA 68,321.02 million, resulting in a ratio of 37.7 percent. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 251 percent. The Bank’s total equity (paid-in capital and reserves net of CEAS) also referred to as risk capital, amounted to UA 7,092.83 million. The risk capital utilization rate, which measures the amount of capital consumed by the Bank's activities, was 77 percent.

Profitability

Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966, except in 2015. For 2017, income before transfers approved by the Board of Governors amounted to UA 258.43 million. The Bank does not distribute dividends to its shareholders. Under the Bank Agreement, reserves have first claim on net income. After a determination has been made regarding the amount to be retained in reserves, any remaining amount is allocated to: (i) fulfil commitments or conditional undertakings approved by the Board of Governors; (ii) a surplus account; and/or (iii) distributed to key initiatives.

Accounting Standards

The financial statements of the Bank are prepared in accordance with International Financial Reporting Standards (IFRS) (formerly International Accounting Standards) promulgated by the International Accounting Standards Board.

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Risk Management and Internal Control

The Bank seeks to minimise its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly the Bank’s risk management policies, guidelines and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks while maximising the Bank’s capacity to assume credit risks to public and private sector clients, within its approved risk limits. The Bank’s risk management policies and practices are included in the notes to the financial statements.

Following the approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to implement, among other duties, the Committee of Sponsoring Organizations (COSO) control framework to regularly evaluate the effectiveness of its internal controls in all significant business operations. Management and the External Auditors issue an annual attestation on the effectiveness of the Bank’s internal controls over financial reporting as part of the annual audit process. The attestations at the end of 2017 are included elsewhere in this document.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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SUMMARY OF SELECTED FINANCIAL DATA

(Amounts expressed in millions of UA)

	Years Ended 31 December
	2017	2016	2015(*)f	2014(*)
Cash, Investments	12,694.16	11,896.86	9,606.87	7,748.32
Approved Loans less Cancellations:
Disbursed and outstanding	17,818.25	15,348.45	13,070.39	12,647.81
Undisbursed(1)	7,180.55	6,804.44	4,640.60	3,751.22
Outstanding Borrowings:
Total	23,175.69	20,644.15	16,449.26	14,375.95
Senior	22,954.93	20,414.08	16,226.17	13,886.62
Subordinated	220.76	230.07	223.09	489.33
Authorised Capital	66,975.05	66,975.05	66,975.05	66,975.05
Subscribed Capital and Reserves:
Paid-up capital	4,980.43	4,897.39	4,884.41	4,864.52
Callable capital	60,517.53	60,588.78	60,598.09	60,268,70
Total callable - non-borrowing members	24,714.41	24,691.39	24,428.33	24,344.14
Total callable - members of the DAC of the OECD	23,202.07	22,945.23	22,830.89	22,757.52
Total Reserves	2,982.05	2,746.84	2,921.25	2,815.32
Cash and Investments as a Percentage of
Undisbursed portion of approved loans	176.79%	174.84%	207.02%	206.55%
Outstanding borrowings	54.77%	57.63%	58.40%	53.90%
Disbursed and Outstanding Loans as a Percentage of
Subscribed Capital plus Reserves(2)(3)	26.08%	22.49%	19.15%	18.66%
Total Outstanding Borrowings as a Percentage of
Total callable capital	38.30%	34.07%	27.14%	23.85%
Callable capital of non-borrowing members	93.77%	83.61%	67.34%	59.05%
Callable capital of DAC members of OECD	99.89%	89.97%	72.05%	63.17%
Senior Debt as a Percentage of
Total callable capital	37.93%	33.69%	26.78%	23.04%
Callable capital of non-borrowing members	92.88%	82.68%	66.42%	57.04%
Callable capital of DAC members of OECD	98.93%	88.97%	71.07%	61.02%
Total Outstanding Borrowings as a Percentage of
Usable Capital(4)	80.64%	73.15%	58.47%	52.09%
Total Reserves as a Percentage of
Disbursed and outstanding loans(3)	16.74%	17.90%	22.35%	22.26%
Total outstanding borrowings	12.87%	13.31%	17.76%	19.58%
Income before transfers approved by the Board of Governors	258.43	120.07	93.16	151.69
Weighted Average Interest Rate on:
Disbursed and Outstanding Loans for the Year	2.77%	2.60%	2.45%	2.62%
Weighted Average Cost of:
Debt contracted during the year	0.92%	0.83%	0.32%	0.21%
Outstanding borrowings(5)	1.25%	0.95%	0.83%	0.96%
Average Life of Outstanding Borrowings (Years)	4.01	4.5	4.0	4.9
Interest coverage ratio(6) (1.25x)(7)	1.94x	1.68x	1.72x	2.16x
Risk Capital Utilization Rate (RCUR)(8)	77.40%	75.30%	60.60%	61.20%

(*) Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result.

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(1)       Excludes loans approved but unsigned.

(2)       Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.

(3)       Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.

(3)       Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.

(4)	The Bank’s policy limits the debt to usable capital ratio to 100 percent.The usable capital is defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated A- or better

(5)       The weighted average cost on borrowings excludes the MTM impact

(6)       Operating income plus interest expense, divided by interest expense.

(7)       Indicates the Bank’s target ratio.

(8)       The Bank’s policy limits the RCUR to 100 percent

The above information should be read in conjunction with the notes to the financial statements for the respective period and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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THE BANK

The Bank is a regional multilateral development institution with membership comprising 54 African states and 26 non-African states from the Americas, Asia, and Europe (the “regional members” and “non- regional members”, respectively). The Bank was established in 1963 and operates under the Agreement Establishing the African Development Bank signed in Khartoum, Sudan, on 4 August 1963. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members as at 31 December 2017 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is provided in Note N to the financial statements included herein. In conformity with the finding of the UN General Assembly, the membership of the former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note N to the financial statements included herein).

On 30 May 2013 the Board of Governors approved a roadmap for an orderly and phased return of the Bank to Abidjan, Côte d’Ivoire in 2014. As a result, the Bank returned to its statutory Headquarters in Abidjan in 2014, after over 11 years of operating from the Temporary Relocation Agency in Tunisia.

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it provides policy-based loans and equity investments, finances non-publicly guaranteed private sector loans, offers technical assistance for projects and programmes that provide institutional support, promotes the investment of public and private capital, and responds to requests for assistance in coordinating RMC development policies and plans. National and multinational projects and programmes that promote regional economic cooperation and integration are also given high priority. The Bank's 2013-2022 strategy focuses on achieving inclusive growth and assisting Africa to gradually transition to green growth. The Bank is responding to the challenge of supporting inclusive growth and the transition to green growth by scaling up investment and implementation of the Ten Year Strategy by focusing on five priority areas, referred to as the “High 5s”, which are to “Light up and power Africa”; “Feed Africa”; “Industrialize Africa”; “Integrate Africa” and “Improve the quality of life for the people of Africa”.

The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans, equity investments and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. The Bank's paid-up capital is the amount of capital payable over a period specified in the Board of Governors' resolution approving the relevant Capital Increase. The callable capital is subject to call only as and when required by the Bank, to meet obligations incurred on funds borrowed or loans guaranteed.

In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs that are in the greatest need of such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special and trust funds. The resources of these special and trust funds are held, committed and otherwise disposed of entirely separately from the Bank’s ordinary capital resources (see Note V-3 and V-4 to the Financial Statements included herein).

MEMBERSHIP OF CERTAIN COUNTRIES

Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and the United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

GOVERNMENTAL APPROVAL OF BORROWINGS

As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of securities may be exchanged for the currency of any other country without restriction.

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CAPITALISATION

General

The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank as at 31 December 2017:

In UA million
Outstanding Borrowings(1)
Debt Payable in:
U.S. Dollar	13,627.43
Euro	2,589.19
Japanese Yen	1,526.50
Other currencies	5,435.66
Total debt (*)	23,178.78
Net unamortized premium/(discount)	(3.08)
Total Borrowings	23,175.69
Of which : Total Senior Debt (*)	22,954.93
Total Subordinated Debt (*)	220.76

Capital Stock and Reserves(2)
Authorised capital	66,975.05
Unsubscribed capital	1,477.09
Subscribed capital	65,497.96
Less: Callable capital	(60,517.53)
Paid-up capital	4,980.43
Shares to be issued upon payment of future instalment	(712.22)
Amount paid in advance	0.62
Amount in arrears	(0.017)
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(158.04)
Capital net of CEAS	4,110.78
Reserves and Net Income for the Year	2,982.05

Total Capital and Reserves	7,092.83

(1)	For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note M to the financial statements included herein.

(2)	For a more complete description of subscriptions to the capital stock and voting power, see Note N to the financial statements included herein. For a more complete description of Reserves, see Note N to the financial statements included herein.

(*)       Figures are for Principal amount at face value

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Authorised Capital

The Bank’s original authorised capital stock of UA 250 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock may be increased as and when the Board of Governors deems it advisable. The authorised capital stock of the Bank has undergone several increases recently. Three special capital increases were approved in 2008 (Resolution B/BG/2008/07), 2009 (Resolution B/BG/2009/05) and 2012 (Resolution B/BG/2012/04) to enable membership and subscription of shares by the Republic of Turkey, the Grand Duchy of Luxembourg and the Republic of South Sudan, respectively.

In 2009, Canada and Korea responded favourably to the Bank’s need for expanded financial capacity pending decisions on a sixth General Capital Increase (GCI-VI) of the Bank by a temporary increase of their callable capital with no attached voting rights. The special capital increase adopted by Board of Governors Resolution B/BG/2010/02, brought the authorised capital of the Bank to UA 23,947 million. The Resolution provided for the retirement and cancellation of the temporary callable capital subscribed by Canada (UA 1.63 billion) and the Republic of Korea (UA 0.19 billion) upon the effectiveness of their respective subscriptions to a general capital increase and pursuant to authorization by the Board of Governors.

GCI-VI was approved by the Board of Governors’ Resolution B/BG/2010/08, raising the authorised capital of the Bank from UA 23,947 million to UA 67,687 million, representing a 200 percent increase of the Bank’s authorised capital (excluding Canada and Korea’s temporary callable capital and special capital increases for Turkey and Luxembourg) with a paid-up capital of 6 percent. The new shares created under GCI-VI have been allocated to regional and non-regional members in such proportions that when fully subscribed, the regional members would hold 60 percent of the total voting power and the non-regional members would hold 40 percent of the total voting power. Pursuant to due authorisation by resolutions of the Board of Governors, the temporary callable shares of Canada and Korea were cancelled in 2011 and 2012, respectively.

As at 31 December 2017, the authorised capital stock of the Bank was UA 66,975.05 million.

Subscribed Capital

Member countries subscribe to the capital of the Bank by depositing an instrument of subscription. The subscription is deemed effective when the member country pays the first installment of the paid-up capital. The shares representing the paid-up portion are issued when the Bank receives the actual payments for such shares, while the entire callable shares are issued upon the payment of the first installment of the paid-up capital.

As at 31 December 2017, the total subscribed capital of the Bank amounted to UA 65,497.96 million of which, an amount of UA 4,980.43 million (7.6 percent) was paid-up capital and UA 60,517.53 million (92.4 percent) was callable capital.

The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Callable Capital

As at 31 December 2017, the Bank’s total callable capital was UA 60,517.00 million. Of this amount, UA 24,714.41 million represented the callable capital of the Bank’s non-borrowing member countries. The callable capital of the 20 Bank members, who are also members of the DAC of the OECD, was UA 23,202.07 million.

Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowings of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank’s obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No call has ever been made on the callable capital of the Bank.

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Paid-up Capital

As at 31 December 2017, the total paid-up capital stock of the Bank amounted to UA 4,980.43 million.

The Board of Governors determines the modes of payment for paid-up capital stock as well as the period over which payment is to be made. Prior to May 1981, all payments in respect of the paid-up capital were required to be made in convertible currencies. However, with respect to subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and in May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments, commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

For GCI-IV, regional members were required to make payment for their subscriptions as follows: (i) 50 percent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments were to be made in five equal annual instalments in their national currencies, if such currencies were freely convertible, or in notes denominated in convertible currencies and payable on demand.

For GCI-V, the paid-up portion of the shares were payable in eight equal and consecutive annual instalments, in convertible currencies.

For GCI-VI, the paid-up portion of the shares is to be paid in twelve equal and consecutive annual instalments for those members eligible to receive financing exclusively from the ADF, and in eight equal and consecutive annual instalments by all other members. Payments can only be made in convertible currencies. Shares representing the paid-up portion of subscriptions are only issued when the Bank receives actual payments for such shares.

The paid-in capital is the portion of the paid-up capital that has actually been received. As at 31 December 2017, the total paid-in capital of the Bank was 4,268.81 million made up of: (1) UA 4,153.56 million paid in convertible currencies; (2) UA 115.16 million paid in local currencies; and (3) UA 0.09 million paid by the deposit of non-negotiable, non-interest bearing notes.

In accordance with the Bank’s Share Transfer Rules, shares for which payment has become due and remains unpaid are forfeited after 120 days from the due date and offered for subscription to member countries within the same membership group (i.e. regional or non-regional). As at 31 December 2017, arrears on subscriptions amounted to UA 0.017 million.

For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note N to the financial statements.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

As at 31 December 2017, the Cumulative Exchange Adjustment on Subscriptions (‘‘CEAS’’) representing the translation difference on subscriptions was a negative UA 158.04 million. It should be noted that prior to GCI-IV, payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Furthermore, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA= US$ 1.20635 (GCI-IV and GCI-V), and, at a fixed exchange rate of 1 UA = 1.30777 for Euro. Fixed exchange rates are also used for GCI-VI. As a result, losses and gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscription account.

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Non-Borrowing Members

The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members as at 31 December 2017(1).

(Expressed in UA million)

Country	Callable capital	Total capital subscription
Argentina	52.36	58.47
Austria*	270.66	290.61
Belgium*	389.18	415.76
Brazil	200.94	241.98
Canada*	2,328.14	2,511.12
China	715.02	766.38
Denmark*	710.38	766.04
Finland*	296.31	318.15
France*	2,276.56	2,444.41
Germany*	2,520.76	2,692.91
India	155.92	167.02
Italy*	1,471.17	1,579.60
Japan*	3,329.18	3,574.66
Korea*	292.06	312.99
Kuwait	270.66	292.08
Luxembourg*	127.13	131.14
Netherlands*	531.18	569.50
Norway*	713.20	765.21
Portugal*	145.74	155.79
Saudi Arabia	117.44	125.47
Spain*	643.44	692.97
Sweden*	952.92	1,022.38
Switzerland*	888.95	954.49
Turkey*	227.13	232.53
United Kingdom*	1,071.76	1,149.45
United States of America*	4,016.22	4,291.03
Total	24,714.41	26,495.14

(1) See Note N to the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank as at 31 December 2017. As a 31 December 2017, the 26 members listed above held 40.84 percent of the total voting powers of the Bank.

* Member of the DAC of the OECD.

Maintenance of Currency Values

Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

Each member country has 625 votes and, in addition, one vote for each share of the capital stock of the Bank held by that member. In effect, a member country is allowed to exercise: (1) the votes attributed to the portion of the paid-up shares which have been issued to such member; and (2) the votes attributable to the entire callable capital portion of the stock subscribed when the subscription of such member is deemed effective.

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In the event of any delay or default in payment of the paid-up capital, the member's right to vote the corresponding callable shares will be suspended until the payment is received by the Bank.

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income, gains/losses on fair-valued borrowings arising from “own credit”, and remeasurements of defined benefit liability. Retained earnings include the net income for the period, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Income before transfers approved by the Board of Governors for the year ended 31 December 2017 amounted to UA 258.43 million.

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SUMMARY STATEMENT OF INCOME AND EXPENSES

The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December 2017, 2016, 2015 and 2014 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

(Expressed in UA million)
Years ended 31 December	2017	2016	2015(*)	2014(*)
OPERATIONAL INCOME & EXPENSES
Income from:
Loans	459.29	369.19	314.78	317.92
Investments and related derivatives	195.04	155.71	122.21	132.41
Equity investments (Dividends)	9.28	7.34	15.05	6.34
Other debt securities	2.15	3.78	3.73	3.85
Total income from loans and investments	665.76	536.02	455.78	460.52

Gain/(loss) on sale of investment at amortized cost	2.29	27.45	-	-

Borrowing expenses
Interest and amortised issuance costs	(428.92)	(373.05)	(346.13)	(375.96)
Net interest on borrowing-related derivatives	154.02	196.26	217.62	245.42
Unrealised gain/(loss) on fair-valued borrowings and related derivatives	48.13	(68.04)	(49.51)	(29.83)

Provision for impairment on loan principal and charges receivables	(16.97)	(67.81)	(65.43)	(18.02)
Provision for impairment on investments	(0.02)	0.16	0.43	0.74
Translation gains/(losses)	(1.45)	1.00	14.61	(4.07)
Other income/(loss)	3.61	9.51	2.30	3.39
Net operational income	426.46	261.49	229.65	282.20

OTHER EXPENSES
Total Bank Group administrative expenses (**)	376.81	342.26	323.30	372.09
Share of expenses allocated to ADF and NTF	(229.04)	(212.20)	(201.30)	(248.94)
Net administrative expenses	147.77	130.06	122.00	123.15
Depreciation - Property, equipment and intangible assets	15.22	10.04	9.05	7.61
Sundry expenses/(income)	5.04	1.32	5.44	(0.26)
Total other expenses	168.03	141.42	136.49	130.50
Income before transfers approved by the Board of Governors	258.43	120.07	93.16	151.70
Transfers of income approved by the Board of Governors	(82.00)	(95.00)	(124.00)	(120.00)
NET (LOSS)/INCOME	176.43	25.07	(30.84)	31.70

The notes accompanying the financial statements form part of this Statement

Amounts may not add up exactly due to rounding

(*) Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result.

(**) The Bank Group is composed of three entities: the African Development Bank, the African Development Fund and the Nigeria Trust Fund

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OPERATIONS OF THE BANK

Lending Operations

The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans, equity and equity-linked products, such as subordinated loans, may be granted to eligible private sector entities without a government guarantee. Such loans are generally secured by collateral.

Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (comprised of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. As at 31 December 2017, such total outstanding amount was UA 25,780.01 million, 12.7 percent higher than in 2016.

In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors include the effect of new technologies on productivity, and the effect of the project on employment opportunities and the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional member countries, particularly projects designed to stimulate intra-African trade and economic development.

It is the policy of the Board of Directors to consider loans and other financial products only on the basis of written reports prepared by staff of the Bank. These reports set forth detailed information regarding the technical feasibility and economic merits of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. The average time to prepare a project from the project concept note stage to Board approval ranges from approximately six to twelve months depending on the complexity of the project. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of external consultants. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only for project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals, such as envisaged contribution towards economic growth and development outcomes, were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 percent of a given loan commitment to be accounted for by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

Since 1987, the Bank’s lending operations have included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, including the World Bank.

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In 2016, the AfDB launched the Industrialization Strategy for Africa 2016–2025 to succeed the Private Sector Development Strategy approved in 2013 for the period 2013-2017. Led by the Private Sector and Infrastructure Complex,  the  strategy aims to increase the capacity of African firms to compete with imported products in local markets; boost regional trade; support development and expansion of small and medium enterprises (SMEs) and industry clusters. The strategy will pursue six flagship programs aimed at fostering industrial policies, catalyzing funding in infrastructure and promoting private sector development. They include programs to: catalyze funding in infrastructure and industry projects; expand liquid and effective capital markets; promote and drive enterprise development; promote strategic partnerships; develop efficient industry clusters; and foster successful industrial policies.

Total Bank approvals for the private sector in 2017 amounted to UA 1,706.5 million – a decrease of 11 percent from the UA 1,918.5 billion private sector-financed operations in 2016. The 2017 approvals comprised loans and grants, equity participation and guarantees and two special funds amounting to UA 4,502.18 million in total.

Following the approval by the Board of Directors on 13 May 2014 of a proposal to allow eligible ADF-only countries access to the Bank’s sovereign window, several low-income African countries can now secure non-concessionary resources from the Bank for financing viable projects. The new approach allows the Bank to respond proactively to the improved economic conditions in RMCs over the past decade and underscores the Bank Group’s recognition of the strong economic progress of African countries during the last decade, and its mandate to help to sustain inclusive growth in countries.

Detailed information on loans approved by the Bank to 31 December 2017 (excluding fully repaid loans and cancelled loans) are set forth in Note D and Note I to the financial statements included herein.

Approvals and Disbursements

In 2017, the Bank loan disbursements (excluding equity participation and Special Funds), amounted to UA 3,678.53 million. Total approvals by the Bank amounted to UA 4,502.18 million in 2017; a 28.9 percent decrease compared to 2016 approvals of UA 6,335.32 million.

Currency composition of loans

The following table sets forth the Bank’s disbursed and outstanding loans by currency as at 31 December 2017 and 2016:

Disbursed and Outstanding Loans by Currency

(Amounts expressed in UA million)

	2017		2016
	Amount	%	Amount	%
Euro	7,311.44	41.03	6,237.58	40.64
Japanese Yen	164.93	0.93	194.08	1.26
Pound Sterling	1.64	0.01	1.84	0.01
South African Rand	1,773.00	9.95	1,183.30	7.71
Swiss Franc	3.18	0.02	3.22	0.02
US Dollar	8,517.23	47.80	7,687.41	50.09
Others	46.83	0.26	41.02	0.27
Total	17,818.25	100.00	15,348.45	100.00
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Overdue and Non-Performing Loans

Prior to the revision of IAS 39, the Bank placed in non-accrual status all loans, if principal, interest or other charges with respect to such loans were over due by six months or more. Upon adoption of the revised standard, that became effective on 1 January 2005, the Bank no longer places loans on non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. The ‘incurred loss model’ excludes future losses no matter how likely they might be.

For sovereign and sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due from borrowers. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts. In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan.

The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the status of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of these loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers as part of its efforts to ensure prompt payment on all of its loans.

Loan Terms

Loans are stated at their principal amounts outstanding less any allowance for impairment. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 25 years, including a grace period not exceeding 8 years, which is typically the period of project implementation.

The following table sets forth the maturity structure of disbursed and outstanding loans as at 31 December 2017 and 2016:

Maturity Structure of Loans as at 31 December 2017 and 2016

(Amounts expressed in UA million)

Periods	2017	2016
One year or less	1,560.56	1,414.62
More than one year but less than two years	1,328.73	1,269.78
More than two years but less than three years	1,671.65	1,228.35
More than three years but less than four years	1,465.50	1,416.31
More than four years but less than five years	1,437.76	1,276.83
More than five years	10,354.05	8,742.56
Total	17,818.25	15,348.45

Borrowing Policies

The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of senior debt.

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The Bank’s policy limits its debt to usable capital ratio to 100 percent. The Bank has also adopted the working principle that, within the limitations set forth, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating agencies. As at 31 December 2017, the amount of total outstanding borrowings of UA 23,175.69 million (both senior and subordinated debt) represented 80.6 percent of the usable capital and 38.3 percent of the total callable capital of UA 60,517.53 million of all members of the Bank.

In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme (EMTN) and US Medium Term Note (MTN) Programme with respect to its future borrowings. The Bank also has a Euro Commercial Paper (ECP) programme of EUR 2 billion in place. Both the GDIF and the ECP programmes enable the continuous issuance of notes in the Euro market, the US market and other domestic markets thereby maximizing the Bank’s financing flexibility.

The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it would request its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

The weighted average life of the Bank’s outstanding borrowings as at 31 December 2017, 2016, 2015 and 2014 was 4.01, 4.5, 4.0 and 4.9 years respectively.

As at 31 December 2017, the Bank’s outstanding borrowings were denominated in twenty-one currencies or currency units.

The table below sets forth the maturity structure of the Bank’s outstanding borrowings as at 31 December 2017:

(Amounts expressed in UA million)	Outstanding Borrowings
Periods	At Fair Value	At Amortised Cost	Total
One year or less	5,152.90	21.88	5,174.78
More than one year but less than two years	3,150.80	158.63	3,309.43
More than two years but less than three years	3,073.50	10.74	3,084.24
More than three years but less than four years	4,145.32	111.13	4,256.45
More than four years but less than five years	209.69	95.42	305.11
More than five years	6,834.44	214.32	7,048.76
Sub total	22,566.65	612.12	23,178.77
Net unamortised premium and discount	-	(3.08)	(3.08)
Total	22,566.65	609.04	23,175.69

The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	2017	2016	2015	2014
Weighted average interest rate on disbursed and outstanding loans for the year (1)	2.77%	2.60%	2.45%	2.62%
Weighted average cost of:
Outstanding borrowings (2)	1.25%	0.95%	0.83%	0.96%
Interest coverage ratio (3)	1.94x	1.68x	1.72x	2.16
Bank’s target interest coverage ratio	1.25x	1.25x	1.25x	1.25x

(1)       Interest accrues only on disbursed and outstanding loan amounts.

(2)        The weighted average cost on borrowings excludes the MTM impact

(3)       Net income before distribution plus interest expense, divided by interest expense.

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 Asset and Liability Management

The Bank’s ALM activities include all debt funding transactions, investment of liquid resources, managing the currency exposure and operational aspects of the Bank’s lending and equity investment operations.

The principal objective of the Bank’s asset and liability management operations is to ensure that the Bank is able to provide flexible lending and investment products that meet client needs, while simultaneously reducing exposure to non-core risks such as market risk (interest rate, foreign exchange and liquidity risk), counterparty credit risk and operational risk in line with the Bank’s over-arching risk management philosophy.

Liquid Assets and Liquidity Policy

The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets.

In order to minimize liquidity risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: (1) 1-year debt service requirements; (2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; (3) loan equivalent value of signed guarantees; and (4) undisbursed equity investments.

Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof, supranational, corporate and financial institution obligations, and time deposits. The Bank also has limited exposure to asset and mortgage backed securities. All marketable securities are valued at market value with the exception of certain investments in debt securities intended to be held to maturity which are carried at amortised cost using the effective interest method.

The Bank’s cash and treasury investments (net of repurchase agreements) as at 31 December 2017 totalled UA 12,694.16 million, compared to UA 11,896.86 million at the end of 2016. Investment income for 2017 amounted to UA 195.04 million or a return of 1.48 percent on an average liquidity level of UA 12.97 billion, compared to an income of UA 155.71 million, or a return of 1.37 percent, on an average liquidity level of UA 11.37 billion in 2016. Overall, the portfolios at fair value outperformed their average benchmarks in the key currencies during the year as a result of improving market conditions.

The Bank’s liquid assets are tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The operational and prudential portfolios are held for trading. The equity-backed portfolio is managed against a repricing profile benchmark with 10 percent of the Bank’s net assets repricing uniformly over a period of 10 years and is held at amortized cost.

Bank Rating

The Bank monitors and manages its key financial strength metrics in a stringent manner and is rated by four major rating agencies. For 2017, the rating agencies, Standard & Poor’s, Moody’s, Fitch Ratings, and the Japan Credit Rating Agency have reaffirmed their AAA and AA+ rating of the African Development Bank’s senior and subordinated debts respectively, with a stable outlook. Their ratings reflect and confirm the Bank’s strong liquidity and capital position, strong membership support, its preferred creditor status, sound capital adequacy and prudent financial management and policies.

Equity Participations

The Bank may invest in equities either directly or indirectly, through appropriate funds and other investment vehicles. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors.

20

The Bank’s equity participation is also intended to promote the efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources. The Bank’s equity participations at the end of 2017 amounted to UA 781.22 million.

The Bank has equity participations in, among others, various regional and sub-regional development banks and other public and private sector financial institutions such as the African Export-Import Bank, Shelter-Afrique, Eastern and Southern African Trade and Development Bank, and TCX Investment Company Mauritius Limited, commercial banks as well as in several regional private equity funds.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in regional member countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

The underlying assets of entities in which the Bank has equity investments are periodically fair valued by fund managers or independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participations is measured as the Bank’s percentage ownership of the net asset value of the funds.

Special and trust funds

In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. The resources of special and trust funds are required to be held, used, committed, invested or otherwise disposed of entirely separately from the ordinary capital resources of the Bank. The administration of each of these funds is subject to the Bank Agreement and financial regulations, specific rules and regulations, and applicable policies of the Bank. The Bank typically receives an administrative fee for managing these funds.

The Bank also manages the African Development Fund (the “ADF”) and the Nigeria Trust Fund (the “NTF”), both of which supplement the activities of the Bank. In addition, the Bank has been entrusted with the administration of grant funds on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses which include the co-financing of Bank lending projects, and technical assistance for borrowers including feasibility studies, project preparation and capacity building. Details of these funds are disclosed in Notes V-4 and V-5 to the financial statements included herein.

African Development Fund

The African Development Fund (“ADF” or “the Fund”) was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF.

The ADF Agreement designates a Board of Governors as the ADF’s highest policy making organ.

21

The Board of Governors meets at least once annually. The ADF Board of Directors, which includes seven non-regional members nominated by their constituencies and seven executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993.

The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote cooperation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which are in the greatest need of such financing.

The resources of the ADF primarily consist of subscriptions by the Bank, subscriptions and contributions by State Participants, as well as other resources received by the Fund.

Subsequent to the initial subscriptions, additional resources have been provided to the ADF in the form of periodic general replenishments, typically conducted every three years. The Thirteenth Replenishment of the ADF (“ADF-13”) with a total resource envelope amounting to UA 5.35 billion was adopted by the Board of Governors on 31 January 2014, and became effective on 31 March 2014. The resource envelope comprised donor subscriptions of UA 3.80 billion, supplementary contributions of UA 0.06 billion, Advanced Commitment Capacity or internally generated resources of UA 0.98 billion, and a technical gap of UA 0.51 billion. The replenishment covered the 2014-2016 operational period. As at 31 December 2017, State Participants had subscribed a total amount of UA 3.82 billion, representing 99 percent of the ADF-13 updated pledged amount.

The Fourteenth Replenishment of the ADF (“ADF-14”) became effective on 20 June 2017 following its adoption by the Board of Governors on 27 April 2017. During the negotiations of the Fourteenth Replenishment of the ADF (ADF-14), that took place in Luxembourg from 28 to 29 November 2016, Deputies agreed on a resource level of UA 5.04 billion, comprised of donor subscriptions of UA 3.38 billion, including a grant element of UA 0.14 billion from Concessional Donor Loans (CDL) and Bridge Loans (BL), donor contributions of UA 0.12 billion in the form of CDL (net of grant element), supplementary contributions of UA 0.01 billion, Advanced Commitment Capacity or internally generated resources of UA 0.74 billion and a technical gap of UA 0.79 billion. As at 31 December 2017, State Participants had subscribed a total amount of UA 2.91 billion, representing 86.04 percent of the ADF-14 pledged amount.

The cumulative subscriptions to the ADF amounted to UA 29.61 billion as at 31 December 2017.

ADF approvals stood at UA 959.5 million, representing a decrease of 24.3 percent against 2016.

Loans and grants disbursed under ADF increased by 16.55 percent to stand at UA 1.69 billion in 2017 from UA 1.45 billion in 2016. As at 31 December 2017, cumulative disbursements on loans and grants amounted to UA 24.65 billion compared to UA 22.96 billion at the end of the previous year. A total of 2,307 loans and grants were fully disbursed for an amount of UA 19.37 billion, representing 78.58 percent of cumulative disbursements.

Loans are generally granted under conditions that allow for repayment up to 40 years after a 10-year grace period commencing from the date of the loan agreement. Loan principal is generally repayable from years 11 through 20 at a rate of 1 percent per annum and from years 21 through 50 at a rate of 3 percent per annum. A service charge at a rate of 0.75 percent per annum on the principal amount disbursed and outstanding is payable by the borrower semi-annually. Loans and lines of credit approved after June 1996 carry a 0.5 percent per annum commitment charge on the undisbursed portion. Such commitment charge commences to accrue after 90 days from the date of signature of the loan agreement. With effect from the .ADF-12 replenishment, loans to blend, gap and graduating countries carry differentiated financing terms of thirty 30 years’ maturity, a grace period of 5 years and interest rate of 1 percent, in addition to the existing standard 0.50 percent commitment fee and 0.75 percent service charge. Under ADF-13, further differentiated lending terms were adopted with the view of preserving the long-term financial sustainability and capacity of the Fund. The new lending terms require the acceleration of loan repayment by regular and advanced ADF-only countries, and also to blend, gap and graduating countries; and the granting of financial incentives for voluntary loan repayment.

22

 Nigeria Trust Fund

The Agreement Establishing the Nigeria Trust Fund (the “NTF Agreement”) was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. Upon expiry of the original Agreement establishing NTF on 25 April 2008, the NTF Agreement was renewed for another period of ten years commencing from 25 April 2008, and the Federal Republic of Nigeria has approved the renewal of the NTF Agreement until 24 April 2023. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. The resources of the Nigeria Trust Fund are managed by the Bank on behalf of the Government of Nigeria. The purpose of the Fund is to enable Nigeria to make an increasingly effective contribution to the economic development and social progress of Africa, especially of those member countries of the Bank which are relatively less developed. NTF loans currently bear an interest rate of between 2 and 4 percent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 percent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

In April 2003, the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the Nigeria Trust Fund. The enhancements subsequently approved by the Board of Governors include: (i) participation in the HIPC debt relief initiative by contributing 10 percent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 percent to a range of 2 to 4 percent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement (TCA) with the Bank Group for the purposes of providing resources for the financing of technical and institutional support programs for the benefit of RMCs; and (iv) the introduction of greater flexibility in the investment of the resources of the NTF, pending their use in financing projects.

As at 31 December 2017, the NTF had total assets of UA  169.36 million.

Litigation

The Bank is not a party to any material litigation.

23

ADMINISTRATION OF THE BANK

Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercises the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

The Board of Governors holds an annual meeting and such other meetings as may be provided for the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one quarter of the total voting power.

Board of Directors

Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. Prior to 28 May 2010, the Board of Directors was composed of eighteen members twelve of whom are elected by the Governors representing RMCs, and six by the Governors representing non-regional member countries. On 28 May 2010, the Board of Governors increased the membership of the Board of Directors from eighteen to twenty. Thirteen members represent regional member countries and seven represent non-regional member countries.

Each Director appoints an Alternate Director who acts in his/her absence. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when acting in place of the absent Director.

Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms. Members of the Board of Directors of the Bank as at 31 December 2017 are listed below.

Board of Directors – Countries Represented as at 31 December 2017

Executive Director	For
Soraya Mellali	Algeria
Alfredo Paulo Mendes (Alternate)	Guinea Bissau
Madagascar
Patrick Francis Zimpita	Malawi
Boniface Godirafetse Mphetlhe (Alternate)	Botswana
Mauritius
Zambia
Tarik Al-Tushani	Libya
Hussein Abdi Halane (Alternate)	Somalia
Mauritania
Kwabena Boadu Oku-Afari	Ghana
Patrick Saidu Conteh (Alternate)	Sierra Leone
Gambia,The
Liberia
Sudan
Mmakgoshi E.P. Lekhethe	South Africa
Bheki Sibongaye Bhembe (Alternate)	Swaziland
24

Lesotho
Samy Zaghloul	Egypt
Ali Mohamed Ali (Alternate)	Djibouti
Abdelmajid Mellouki	Morocco
Yandja Yentchabre (Alternate)	Togo
Tunisia
Moussa Dosso	Côte d’Ivoire
Bernardo Abaga Ndong Mayie (Alternate)	Equatorial Guinea
Guinea
Rene Obam Nlong	Cameroon
Donatien Maleyombo (Alternate)	Central African Republic
Burundi
Congo
Democratic Republic of Congo
Martine Mabiala	Gabon
Edith Belem Damiba (Alternate)	Burkina Faso
Benin
Cabo Verde
Chad
Comoros
Mali
Niger
Senegal
Heinrich Mihe Gaomab II	Namibia
Judith Kateera (Alternate)	Zimbabwe
Angola
Mozambique
Bright Erakpoweri Okogu	Nigeria
Alvaro Joao Santiago (Alternate)	São Tome & Principe
Nyamajeje Calleb Weggoro	Tanzania
Vacant (Alternate)	Eritrea
Ethiopia
Kenya
Rwanda
Seychelles
Uganda
Vacant	South Sudan
Dominique Lebastard	France
Isabel Riano (Alternate)	Spain
Belgium
Steven Dowd Vacant (Alternate)	United States of America
Hiromi Ozawa	Japan
Felix Martin Soto (Alternate)	Argentina
Saudi Arabia
Austria
Brazil
Catherine Cudre-Mauroux	Switzerland
Vacant (Alternate)	Portugal
25

Germany
David Stevenson	Canada
Thamer M. Alfailakawi (Alternate)	Kuwait
China
Korea
Turkey
Karin Isaksson	Sweden
Vacant (Alternate)	Finland
Denmark
India
Norway
Domenico Fanizza	Italy
Erik Hilberink (Alternate)	Netherlands
United Kingdom

President and Management

The Board of Governors elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. The President is the chief executive officer of the Bank and conducts the current business of the Bank under the direction of the Board of Directors. The President is elected for a term of five years and may be reelected provided that no person may be elected President for more than two successive five-year terms.

The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. The President may participate in meetings of the Board of Governors but has no vote. The President is the legal representative of the Bank.

26

The Principal Officers of the Bank as at 31 December 2017 are listed below.

PRESIDENCY, UNITS REPORTING TO THE PRESIDENT, AND UNITS REPORTING TO THE BOARDS
President	ADESINA Akinwumi Ayodeji	PRST
Director of Cabinet/Chief of Staff	MULINDI Maria Mutola	PRST
Secretary General	NMEHIELLE Vincent Obisienunwo Orlu	PSEG
Group Chief Risk Officer	TURNER Timothy	PGRM
General Counsel and Director	N’GARNIM-GANGA Helene	PGCL
Auditor General	OKONKWO Chukwuma	PAGL
Acting Director, Integrity & Anti-Corruption	SANKAREH Bubacarr	PIAC
Director, Compliance Review & Mediation	TOURE Sekou	BCRM
Evaluator General	NANGIA Rakesh	BDEV
SENIOR VICE PRESIDENCY
Senior Vice President	BOAMAH Charles	SNVP
CHIEF ECONOMIST AND VICE PRESIDENT, ECONOMIC GOVERNANCE AND KNOWLEDGE MANAGEMENT
Chief Economist and Vice President	MONGA Célestin	ECVP
CORPORATE SERVICES AND HUMAN RESOURCES
Vice President	KACOU Albéric	CHVP
FINANCE
Acting Chief Financial Officer and Vice President	N’SELE Hassatou	FIVP
REGIONAL DEVELOPMENT, INTEGRATION AND BUSINESS DELIVERY
Vice President	SHERIF Khaled	RDVP
Director General, Central Africa	DORE Ousmane	RDGC
Director General, East Africa	NEGATU Gabriel	RDGE
Director General, North Africa	EL AZIZI Mohamed	RDGN
Officer in Charge for Director General, Southern Africa	NGURE Josephine Waithira	RDGS
Director General, West Africa	LITSE Janvier Kpourou	RDGW
POWER, ENERGY, CLIMATE AND GREEN GROWTH
Vice President	HOTT Amadou	PEVP
AGRICULTURE, HUMAN AND SOCIAL DEVELOPMENT
Vice President	BLANKE Jennifer Day	AHVP
PRIVATE SECTOR, INFRASTRUCTURE AND INDUSTRIALIZATION
Vice President	GUISLAIN Pierre Albert L.	PIVP

27

THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

The Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also includes provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

The Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be referred to the Board of Governors whose decision shall be final.

Membership of the Bank

Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia was suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note N to the financial statements included herein).

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

28

GENERAL DESCRIPTION OF THE SECURITIES

Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) if applicable, the fiscal or paying agent or agents with respect to the Securities.

Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

The Securities and the interest on them generally will not be exempt from taxation.

Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the Securities it issues.

29

AFRICAN DEVELOPMENT BANK GROUP

Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Cote d’Ivoire

March 27, 2018

Management’s Report Regarding the Effectiveness of Internal Controls over External Financial Reporting

The Management of the African Development Bank is responsible for the preparation, fair presentation and overall integrity of the published financial statements of the African Development Bank. The financial statements for the African Development Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

The financial statements have been audited by the independent audit firm Deloitte & Associes, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Boards of Directors and committees of the Boards. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal controls over external financial reporting in conformity with the basis of accounting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to ongoing scrutiny and testing by Management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements’ preparation and presentation. Furthermore, the effectiveness of an internal control system can change over time.

30

The Board of Directors of the Bank have established an Audit and Finance Committee (AUFI) to assist the Board, among other things, in their oversight responsibility for the soundness of the Bank’s accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of selected members of the Board of Directors, oversees the process for the selection of external auditors and makes a recommendation for such selection to the Board of Directors, which in turn makes recommendation for the approval of the Board of Governors. AUFI meets periodically with Management to review and monitor matters of financial, accounting or auditing significance. The external auditors and the internal auditors regularly meet with AUFI to discuss the adequacy of internal controls over financial reporting and any other matter that may require AUFI’s attention.

The Bank’s assessment of the effectiveness of internal controls was based on criteria established in “Internal Control - Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this assessment, Management asserts that the Bank maintained effective internal controls over its financial reporting as contained in the financial statements as of 31 December 2017. Management is not aware of any material control weakness that could affect the reliability of the 2016 financial statements.

In addition to providing an audit opinion on the fairness of the financial statements for 2017, the external auditors of the Bank conducted an independent assessment of the effectiveness of the Bank's internal control over financial reporting as of 31 December 2017 and their opinion thereon is presented separately in this annual report.

31

African Development Bank

Avenue Joseph Anoma

01 BP 1387 Abidjan 01

Côte d’Ivoire

Independent Auditor’s Report regarding the Effectiveness of

Internal Control over Financial Reporting

Year ended December 31, 2017

To the Board of Governors of the African Development Bank

Scope

We have examined the internal control over financial reporting of the African Development Bank as of December 31, 2017, based on criteria established in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibilities

The management of the African Development Bank is responsible for implementing and maintaining effective internal controls over financial reporting and for the assessment of the effectiveness of such internal controls. Management has asserted the effectiveness of internal controls over financial reporting as of December 31, 2017.

Independent Auditor’s responsibilities

Our responsibility is to express an opinion on the African Development Bank’s internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control was maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary

32

African Development Bank

Independent Auditor’s Report to the Board of Governors of
the African Development Bank regarding the effectiveness of
internal control over financial reporting

in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Inherent limitation

An entity’s system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. An entity’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposals of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the African Development Bank, in all material respects, maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have audited the financial statements of the African Development Bank as of and for the year ended December 31, 2017, in accordance with the International Standards on Auditing, and we have expressed an unqualified opinion on those financial statements.

Neuilly sur Seine, March 27th, 2018

The independent auditor

Deloitte & Associés

 Pascal Colin

33

33

FINANCIAL HIGHLIGHTS FOR THE YEARS 2017, 2016 AND 2015

Net Operational Income

Net operational income is comprised of the net interest income on earning assets, the provision for loan and investment losses, the changes in fair value of borrowings, investments and derivatives, translation losses or gains and other income. The table below shows the breakdown of the net operational income for the last three years.

(In UA million)	2017	2016	2015(*)
Income from loans	459.29	369.19	314.78
Interest income from investments and related derivatives	195.04	155.71	122.21
Equity investments (Dividends)	9.28	7.34	15.05
Income from other debt securities	2.15	3.78	3.73
Gain on sale of investments at amortized cost	2.29	27.45	-
Borrowing expenses	(226.77)	(244.84)	(178.03)
Net interest income	441.28	318.63	277.74
Provision for impairment on loans (principal and charges)	(16.97)	(67.81)	(65.43)
Provision for impairment on investments	(0.02)	0.16	0.43
Translation (losses)/gains	(1.45)	1.00	14.61
Other income	3.61	9.51	2.30
Net Operational Income	426.46	261.49	229.66

(*) Certain reclassifications of the prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect the prior year’s reported result.

FY 2017 vs. FY 2016

Loan income and related derivatives, increased by UA 90.1 million from UA 369.19 million in 2016 to UA 459.29 million in 2017, due to higher average volume of outstanding loans resulting from increased disbursements. Income from investments and related derivatives increased from UA 155.71 million in 2016 to UA 195.04 million in 2017, due to higher average outstanding investment balances.

Interest expense on borrowings increased from UA 176.79 million in 2016 to UA 274.89 million in 2017, due to higher average outstanding borrowings. The average interest expense to borrowings has increased from 0.94 percent in 2016 to 1.21 percent in 2017.

FY 2016 vs. FY 2015

Loan income and related derivatives, increased by UA 90.10 million from UA 369.19million in 2016 to UA 459.29 million in 2017, due to higher average outstanding loan balances. Income from investments and related derivatives increased from UA 155.71 million in 2016 to UA 195.04 million in 2017, due to higher average outstanding investment balances.

Following the inclusion of the Chinese Yuan Renminbi in the SDR basket effective 1 October 2016, the Bank in rebalancing its SDR basket realized a gain of UA 27.45 million on disposal of investments held at amortized costs.

Interest expense on borrowings increased from UA 128.51 million in 2015 to UA 176.80 million in 2016, due to higher average outstanding borrowings. The average interest expense to borrowings has increased from 0.82 percent in 2016 to 0.94 in 2016.

Non-interest expenses

Non-interest expenses include the administrative expenses, provisions for the depreciation of property, equipment, intangible assets and other sundry expenses. Total administrative expenses relate to the expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula. The table below shows the breakdown of the net non-interest expenses for the last three years.

34

(In UA Million)	2017	2016	2015
Personnel Expenses	309.56	266.71	250.67
Other expenses	67.25	75.56	72.62
Total Administrative Expenses	376.81	342.26	323.29
Reimbursable by ADF	(228.50)	(211.73)	(200.93)
Reimbursable by NTF	(0.54)	(0.47)	(0.36)
Net Administrative Expenses	147.77	130.06	122.00
Depreciation – Property, equipment and intangible assets	15.22	10.04	9.05
Sundry (income)/expenses	5.04	1.32	5.44
Net non-interest expense	168.03	141.42	136.49

FY 2017 vs. FY 2016

Net non-interest expenses, which mainly consist of personnel expenses, increased from UA 141.42 million in 2016 to UA 168.03 million in 2017. Total Bank Group administrative expenses increased from UA 342.26 million in 2016 to UA 376.81 million in 2017. Total manpower expenses increased by UA 42.85 million (or 16 percent) from UA 266.71 million in 2016 to UA 309.56 million in 2017. Other administrative expenses decreased by 11 percent from UA 75.56 million in 2016 to UA 67.25 million in 2017 due to lower expenses incurred for the operations of the Bank. The Bank’s share of the total administrative expenses increased by UA 17.71 million, or 13.6 percent, from UA 130.06 million in 2016 to UA 147.77 million in 2017.

FY 2016 vs. FY 2015

Net non-interest expenses, which mainly consist of personnel expenses, increased from UA 136.49 million in 2015 to UA 141.42 million in 2016. Total Bank Group administrative expenses increased from UA 323.29 million in 2015 to UA 342.26 million in 2016. Total manpower expenses increased by UA 16.04 million (or 6.40 percent) from UA 250.67 million in 2015 to UA 266.71 million in 2016. Other administrative expenses increased by 4.05 percent from UA 72.62 million in 2015 to UA 75.56 million in 2016 due to higher expenses incurred for the operations of the Bank. The Bank’s share of the total administrative expenses increased by UA 8.06 million, or 6.62 percent, from UA 122.00 million in 2015 to UA 130.06 million in 2016.

Financial Condition

The Bank’s total equity increased by 7.37 percent to UA 7,092.83 million primarily due to capital subscriptions receipts during the year and an increase in reserves. Reserves increased to UA 2,982.05 million, 8.6 percent higher than in 2016.

35

REPORT OF THE EXTERNAL AUDITORS FOR 2017 AND ADB FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2016

36

Deloitte.

Deloitte & Associés
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex
France
Téléphone : + 33 (0) 1 40 88 28 00
Télécopieur : + 33 (0) 1 40 88 28 28
www.deloitte.fr

African Development Bank

Independent Auditor's Report on the Financial Statements

Year ended December 31, 2017

Opinion

We have audited the accompanying financial statements of the African Development Bank which comprise the balance sheet as at December 31, 2017, and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to V.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Bank as at December 31, 2017 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

Audit Framework

We conducted our audit in accordance with International Standards on Auditing (ISAs). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the *"Auditor's Responsibilities for the Audit of the Financial Statements"* section of our report.

Independence

We are independent of the Bank in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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37

Deloitte.

African Development Bank
Independent Auditor's Report on the Financial Statements to the Board of Governors of the African Development Bank

Credit Risk - Impairment for non-sovereign loans

Risk identified	The African Development Bank is exposed to credit and counterparty risks on sovereign and non-sovereign loans that it grants. These risks result from the inability of its clients and counterparties to meet their financial commitments. The Bank records impairments and provisions aimed at covering the risks of losses. These impairment losses are determined on an individual basis. Impairments are determined by the management based on the estimated future recoverable cash flows (including enforceable guarantees) estimated on each of the concerned loans. As indicated in note I to the financial statements, the outstanding loans of the Bank amounted to UA 17.82 billion with impairment of UA 185 million (UA 102 million of which are on non-sovereign loans that amount to UA 3.91 billion of outstanding loans). Given that the assessment of impairment requires a significant accounting estimate and use of management's judgement, we consider that the identification and evaluation of credit risk on non-sovereign loans (which represents an increased risk compared to sovereign risks) is a key audit matter.
Our response	As part of our audit procedures, we reviewed the control framework for identifying exposures, monitoring credit and counterparty risks, assessing non-recovery risks and determining related impairment and provisions. Our work consisted of assessing the quality of the monitoring system for watchlisted and impaired loans and the credit review process (particularly by the Credit Risk Committee (CRC)). In addition, based on a sample selected on materiality and risk criteria, we performed an independent analysis of the amounts of provisions.

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38

Deloitte.

African Development Bank
Independent Auditor's Report on the Financial Statements to the Board of Governors of the African Development Bank

Valuation of financial assets, financial liabilities and derivatives of level 2 and 3 under the IFRS 13

Risk identified	The African Development Bank holds a significant amount of financial assets and liabilities (including derivatives) at fair value: UA 8.2 billion of financial assets and UA 23.6 billion of financial liabilities on its balance sheet as at 31 December 2017. For the purpose of this measurement, and in accordance with IFRS 13, financial instruments are grouped into three different levels depending on the fair value determination method. Levels 2 and 3 include financial instruments valued on the basis of valuation models whose significant parameters are or are not observable on the market, as the case may be (UA 3.3 billion of financial assets and UA 9.5 billion of financial liabilities were valued at levels 2 and 3 as at 31 December 2017 - see Note E to the financial statements). The measurement of the fair value of Level 2 and Level 3 financial instruments is therefore based on valuation techniques that could involve a significant amount of judgment as to the choice of methodologies and data used: - determination of unobservable market valuation parameters; - use of internal valuation models; - estimation of additional valuation adjustments to reflect certain market, counterparty or liquidity risks. We considered that financial instruments classified as Level 2 and 3 in the fair value hierarchy were a key element of the audit because of the materiality of the exposures and the use of judgment in determining fair value.
Our response	We have reviewed the internal control systems governing the identification, measurement and recognition of Level 2 and Level 3 fair value financial instruments. We have taken note of relevant reports and minutes of committees (particularly ALCO) We tested the controls that we considered relevant for our audit, in particular, those relating to: - independent verification of the valuation parameters; - determination of the main valuation adjustments and corrections made. We performed these procedures with the assistance of our valuation experts, with whom we also carried out independent valuation work involving the examination, on the basis of extensive samples, of the assumptions, methodologies and models used to estimate the main valuation adjustments. We also examined the main margin call differences and the losses and/or gains on sales of instruments to determine the appropriateness of the Bank's valuations. Finally, we examined the disclosures relating to the valuation of financial instruments published in the notes to the financial statements.

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39

Deloitte.

African Development Bank
Independent Auditor's Report on the Financial Statements to the Board of Governors of the African Development Bank

Assessment of Employee Benefits

Risk identified	The African Development Bank offers its employees a defined benefit pension plan and a defined contribution medical plan that provides medical benefits to eligible former employees, including retirees. For the pension plan, an actuarial valuation of the cost of the plan is performed using the projected unit credit method. Liabilities represent the present value of the defined benefits that the Bank must pay, less the fair value of plan assets. For the medical plan, the liability represents the present value of the defined post-employment benefits to be paid by the Bank less the fair value of plan assets. As disclosed in Note R to the financial statements, the Bank's liability to the pension and medical plan amount to UA 216 million and UA 160 million respectively as at 31 December 2017. The valuation of the present value of the liabilities arising from the pension and medical plan is based on various parameters (discount rate, rate of salary increase, mortality table, future rate of pension increase, rate of increase in cost of medical care, etc.). We considered that the assessment of these social commitments was a key audit matter, given the use of judgment in determining these parameters.
Our response	With the support of our experts, we assessed the process for monitoring and determining the valuation of these social commitments. In particular, we carried out the following work: - reviewing the terms and conditions of these plans (retirement and medical plans) and any changes that may have occurred during the 2017 financial year; - comparison with external sources and examination of the reasonableness of assumptions for determining the various parameters used; - carrying out independent valuations of these benefits by verifying the data on the basis of a sample of individuals who are beneficiaries of the pension scheme and medical plan and then recalculating the overall commitment on the basis of the data and parameters retained by the Bank. Finally, we examined the appropriateness of the information on employee benefits disclosed in the notes to the financial statements.

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40

Deloitte.

African Development Bank
Independent Auditor's Report on the Financial Statements to the Board of Governors of the African Development Bank

Other information
Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained during the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Bank or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Bank's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISAs), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISAs, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

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41

Deloitte.

African Development Bank
Independent Auditor's Report on the Financial Statements to the Board of Governors of the African Development Bank

- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;

- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Neuilly sur Seine, March 27th, 2018

The independent auditor
Deloitte & Associés

Pascal Colin

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42

African Development Bank

Balance sheet as at 31 December 2017

(UA thousands – Note B)

ASSETS	2017	2016

CASH	1,173,096	1,306,821

DEMAND OBLIGATIONS	3,801	3,801

TREASURY INVESTMENTS (Note F)	11,521,065	10,590,041

DERIVATIVE ASSETS (Note G)	717,022	1,233,748

NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)	76	159

ACCOUNTS RECEIVABLE
Accrued income and charges receivable on loans (Note I)	280,070	233,493
Other accounts receivable	314,904	310,340
	594,974	543,833

DEVELOPMENT FINANCING ACTIVITIES
Loans, net (Notes D & I)	17,633,653	15,097,024
Hedged loans – Fair value adjustment (Note G)	54,448	80,230
Equity participations (Note J)	781,217	719,375
Other securities (Note K)	-	54,358
	18,469,318	15,950,987
OTHER ASSETS
Property, equipment and intangible assets (Note L)	95,808	97,042
Miscellaneous	578	648
	96,386	97,690

TOTAL ASSETS	32,575,738	29,727,080
The accompanying notes to the financial statements form part of this statement.
LIABILITIES & EQUITY	2017	2016

ACCOUNTS PAYABLE
Accrued financial charges	285,577	216,430
Other accounts payable	970,010	1,399,558
	1,255,587	1,615,988

DERIVATIVE LIABILITIES (Note G)	1,051,631	861,274

BORROWINGS (Note M)
Borrowings at fair value	22,566,653	20,007,612
Borrowings at amortized cost	609,037	636,538
	23,175,690	20,644,150

EQUITY (Note N)
Capital
Subscriptions paid	4,268,811	4,019,875
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(158,035)	(161,044)
Subscriptions paid (net of CEAS)	4,110,776	3,858,831

Reserves	2,982,054	2,746,837
Total equity	7,092,830	6,605,668

TOTAL LIABILITIES & EQUITY	32,575,738	29,727,080
The accompanying notes to the financial statements form part of this statement.
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African Development Bank

Income statement for the year ended 31 December 2017

(UA thousands – Note B)

	2017	2016

OPERATIONAL INCOME & EXPENSES
Income from:
Loans and related derivatives (Note O)	459,287	369,188
Investments and related derivatives (Note O)	195,043	155,707
Equity investments (Dividends)	9,276	7,343
Other securities	2,154	3,777
Total income from loans and investments	665,760	536,015

Gain on sale of investments at amortized cost (Note O)	2,289	27,451

Borrowing expenses (Note P)
Interest and amortized issuance costs	(428,915)	(373,052)
Net interest on borrowing-related derivatives	154,021	196,261
Gains/(losses) on borrowings, related derivatives and others	48,127	(68,044)

Net impairment charge (Note I)
Loan principal	(2,997)	(43,777)
Loan charges	(13,971)	(24,033)
(Impairment)/Reversal of provision on equity investments (Note J)	(21)	156
Translation (losses)/gains	(1,446)	998
Other income	3,608	9,514
Net operational income	426,455	261,489

OTHER EXPENSES
Administrative expenses (Note Q)	(147,767)	(130,060)
Depreciation – Property, equipment and intangible assets (Note L)	(15,220)	(10,035)
Sundry expenses	(5,040)	(1,324)
Total other expenses	(168,027)	(141,419)

Income before distributions approved by the Board of Governors	258,428	120,070

Distributions of income approved by the Board of Governors (Note N)	(82,000)	(95,000)

NET INCOME FOR THE YEAR	176,428	25,070

The accompanying notes to the financial statements form part of this statement.

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African Development Bank

Statement of comprehensive income for the year ended 31 December 2017

(UA thousands – Note B)

	2017	2016

NET INCOME FOR THE YEAR	176,428	25,070

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Net gains/(losses) on financial assets at fair value through “other comprehensive income”	56,098	(11,911)
Unrealized losses on fair-valued borrowings arising from “own credit”	(59,137)	(13,105)
Remeasurements of defined benefit liability	61,828	(174,465)
Total items that will not be reclassified to profit or loss	58,789	(199,481)
Total other comprehensive income	58,789	(199,481)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	235,217	(174,411)

The accompanying notes to the financial statements form part of this statement.

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African Development Bank

Statement of changes in equity for the year ended 31 December 2017

(UA thousands – Note B)

				Reserves
	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Remeasure- ments of Defined Benefit Comprehensive Liability	Net Gains/ Losses on Financial Assets at Fair Value through Other Income	Unrealized Gains/(Losses) on Fair-Valued Borrowings Arising from “Own Credit”	Total Equity

BALANCE AT 1 JANUARY 2016	3,727,691	(168,842)	2,965,595	(249,362)	101,535	103,480	6,480,097

Net income for the year	-	-	25,070	-	-	-	25,070

Other comprehensive income
Net losses on financial assets at fair value through “other comprehensive income”	-	-	-	-	(11,911)	-	(11,911)
Unrealized losses on fair-valued borrowings arising from “own credit”	-	-	-	-	-	(13,105)	(13,105)
Remeasurement of
defined benefit liability	-	-	-	(174,465)	-	-	(174,465)
Total other comprehensive income	-	-	-	(174,465)	(11,911)	(13,105)	(199,481)
Net increase in paid-up capital	292,184	-	-	-	-	-	292,184
Net conversion gains
on new subscriptions	-	7,798	-	-	-	-	7,798
BALANCE AT 31 DECEMBER 2016
AND 1 JANUARY 2017	4,019,875	(161,044)	2,990,665	(423,827)	89,624	90,375	6,605,668

Net income for the year	-	-	176,428				176,428

Other comprehensive income
Net gains on financial
assets at fair value through
“other comprehensive income”	-	-	-	-	56,098	-	56,098
Unrealized losses on
fair-valued borrowings arising
from “own credit”	-	-	-	-		(59,137)	(59,137)
Remeasurement of defined benefit liability			-	61,828			61,828
Total other comprehensive income	-	-	-	61,828	56,098	(59,137)	58,789
Net increase in paid-up capital	248,936	-	-	-	-	-	248,936
Net conversion gains
on new subscriptions	-	3,009	-	-	-	-	3,009
BALANCE AT 31 DECEMBER 2017	4,268,811	(158,035)	3,167,093	(361,999)	145,722	31,238	7,092,830

The accompanying notes to the financial statements form part of this statement.

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African Development Bank

Statement of cash flows for the year ended 31 December 2017

(UA thousands – Note B)

	2017	2016

CASH FLOWS FROM:

OPERATING ACTIVITIES:
Net income	176,428	25,070

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,220	10,035
Provision for impairment on loan principal and charges	16,969	67,810
Unrealized (gains)/losses on investments and related derivatives	(653)	7,336
Amortization of premium or discount on treasury investments at amortized cost	10,222	(1,940)
Impairment/(reversal of provision) on equity investments	21	(156)
Amortization of borrowing issuance costs	40,813	20,294
Unrealized (gains)/losses on borrowings, related derivatives and others	(84,536)	56,308
Translation (losses)/gains	1,446	(998)
Share of profits in associate	476	302
Net movements in derivatives	203,740	10,468
Changes in accrued income on loans	(37,445)	(67,392)
Changes in accrued financial charges	69,147	39,275
Changes in other receivables and payables	(709,374)	20,287
Net cash provided by operating activities	(297,526)	186,699

INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:
Disbursements on loans	(3,678,527)	(3,221,752)
Repayments of loans	1,221,748	1,311,008
Investments maturing after 3 months of acquisition:
Investments at amortized cost	(180,302)	(398,069)
Investments at fair value through profit and loss	(1,123,970)	(2,139,283)

Acquisition of fixed assets	(14,029)	(14,258)
Disposal of fixed assets	70	63
Disbursements on equity participations	(63,578)	(53,224)
Repayments on equity participations	27,524	12,844
Net cash used in investing, lending and development activities	(3,811,064)	(4,502,671)

FINANCING ACTIVITIES:
New borrowings	8,068,780	7,379,755
Repayments on borrowings	(4,557,972)	(3,729,050)
Cash from capital subscriptions	251,945	299,983
Net cash provided by financing activities	3,762,753	3,950,688

Effect of exchange rate changes on cash and cash equivalents	29,745	(2,723)
Decrease in cash and cash equivalents	(316,092)	(368,007)
Cash and cash equivalents at the beginning of the year	2,035,868	2,403,875
Cash and cash equivalents at the end of the year	1,719,776	2,035,868

COMPOSED OF:
Investments maturing within 3 months of acquisition:
Investments at fair value through profit and loss	546,680	729,047
Cash	1,173,096	1,306,821
Cash and cash equivalents at the end of the year	1,719,776	2,035,868

SUPPLEMENTARY DISCLOSURE:
1. Operational cash flows from interest and dividends:
Interest paid	(205,747)	(137,516)
Interest received	403,222	521,567
Dividend received	9,276	7,343
2. Movement resulting from exchange rate fluctuations:
Loans	(86,924)	(347,432)
Borrowings	(703,558)	573,930
Currency swaps	563,553	(71,700)

The accompanying notes to the financial statements form part of this statement.

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African Development Bank

Notes to the financial statements Year ended 31 December 2017

Note A  —  Operations and affiliated organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s Headquarters is located in Abidjan, Côte d’Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote cooperation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

Note B  —  Summary of significant accounting policies

The Bank’s individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied by the Bank in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank’s right to receive the dividends is established in accordance with IAS 18 – Revenue.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

The International Monetary Fund (IMF) formally approved the inclusion of the Chinese Renminbi Yuan (CNY) in the IMF’s Special Drawing Rights (SDR) basket with effect from 1st October 2016 with a weight of 10.92%. In line with the Bank’s policy, Management approved the execution of currency exchange transactions to align the net assets composition of the Bank to the SDR.

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Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2017 and 2016 are reported in Note V-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries’ Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements results in the Bank having a present obligation to either deliver cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds included in equity, net of transaction costs.

The Bank’s member countries’ subscriptions meet the conditions for classification as equity specified for puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset.

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who constitute both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2017, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member’s shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date”. The Bank may partially or fully offset amounts due for shares purchased against the member’s liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

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Employee Benefits

1) Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s defined benefit obligations, net of the fair value of plan assets.

2) Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses as well as the difference between expected and real return on assets are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s post-employment medical benefit obligations, net of the fair value of plan assets.

Further details and analysis of the Bank’s employee benefits are included in Note R – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). In line with the Bank’s business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank’s investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i)	Financial Assets at Amortized Cost

A financial asset is classified as at ‘amortized cost’ only if the asset meets two criteria: the objective of the Bank’s business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include, cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost.

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Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income under the relevant category, as appropriate.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)	Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii)	Financial Assets at Fair Value through Other Comprehensive Income (FVTOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

iv)	Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank issues such financial guarantees - which are not managed on a fair value basis - to its clients including banks, financial institutions and other parties. IFRS 9 requires written financial guarantees that are managed on a fair value basis to be designated at fair value through profit or loss. However, financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and to the extent a payment under the guarantee has become probable, the present value of the expected payment. Any change in the liability relating to probable expected payments resulting from guarantees is recorded in the income statement as an expense or a recovery, in line with IAS 37.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

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Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank’s balance sheet. In cases where the Bank enters into a “reverse repo” – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i)	Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank’s risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank’s borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the exemption provided in the provisions of IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii) Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank’s “own credit” risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank’s credit risk are not subsequently reclassified to profit or loss.

iii)	Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable. Financial liabilities are derecognized when they are discharged or canceled or when they expire.

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Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 December 2017, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank’s own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure, and concentrates on the use of observable and relevant market data.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank’s risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note D.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement.

Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and more simple financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

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The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument’s valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using London Interbank Offered Rate (LIBOR) market-determined discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank’s best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value. Where such valuations are unavailable, the percentage of the Bank’s ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank’s equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

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Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank’s loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are reported in these financial statements for disclosure purposes only and represents Management’s best measures of the present value of the expected cash flows of these loans. The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans. An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement. The estimated fair value of loans is disclosed in Note I.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank’s financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed and the evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ. The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as “day one profit and loss”, is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument’s fair value can be measured using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, “Investments in Associates and Joint Ventures”, the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity’s financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2017, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

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Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank’s investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment’s original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

■■	Buildings: 15-20 years

■■	Fixtures and fittings: 6-10 years

■■	Furniture and equipment: 3-7 years

■■	Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset’s carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in certain member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of shareholders and may be funded from amounts previously transferred to surplus account or from the current year’s income.

Allocable Income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

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Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years’ income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year’s net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank’s accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost and Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation – The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Financial Assets Measured at Amortized Cost – At each financial statements reporting date, the Bank reviews its financial assets measured at amortized cost for impairment. The Bank first assesses whether objective evidence of impairment exists for individual assets. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the asset’s original effective interest rate and comparing this amount to the asset’s net carrying amount. Determining the amount and timing of future cash flows on impaired assets requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed asset, that asset is included in a group of assets with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of assets may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes ‘observable’ requires significant judgment by the Bank.

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Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields at the end of the year of high-quality corporate bonds in the currencies comprising the Bank’s UA, and the estimates for the other variables are based on the Bank’s best judgment.

Events after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed.

Reclassification and Restatement

Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result.

Note C  —  The effect of new and revised international financial reporting standards

Standards, Amendments and Interpretations issued but not yet effective

At the date of issue of these financial statements, various International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) were not yet effective for application and had not been applied in preparing these financial statements. The new standards which are expected to be relevant to the Bank are discussed briefly below:

IFRS 15: Revenues from Contracts with Customers

IFRS 15 was issued in May 2014 and applies to annual reporting periods beginning on or after 1 January 2018. It specifies how and when entities should recognize revenue from contracts with customers as well as the required disclosures in the financial statements. The standard provides a single, principles-based five-step model to be applied to all contracts with customers.

The Bank has determined that the standard will not impact the Bank as it is not applicable to its operations as the Bank’s contracts with customers, which primarily constitute loans and similar debt instruments are accounted for under IFRS 9.

IFRS 16: Leases

On 13 January 2016, the IASB published IFRS 16 “Leases”, which replaces the current guidance on lease accounting in IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019, with earlier application permitted. The new standard requires far-reaching changes in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting its obligation to make future lease payments and a ‘right-of-use asset reflecting its right to use the underlying leased asset, for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees.

The work to assess the impact of the standard is ongoing and it is not yet practicable to quantify the effect of IFRS 16 on the financial position and performance. Preliminary indications are that the new standard will affect the Bank with a balance sheet increase in liabilities and right of use assets, on adoption. The work to assess the impact is expected to commence in 2018 as will the implementation process. The Bank will disclose the estimates of the financial impact when the implementation programme is sufficiently advanced to provide a reasonable assessment.

IFRS 9: Financial Instruments

The final version of IFRS 9 Financial Instruments which will replace IAS 39 Financial Instruments: Recognition and Measurement was published on 24 July and is effective for periods beginning on or after 1 January 2018. IFRS 9 contains new requirements for classification and measurement, impairment and hedge accounting for financial assets and liabilities.

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The Bank has already adopted phase 1 of the IFRS 9 with effect from 1 January 2011. The Bank is preparing to adopt Phase 2 of the new standard on the effective date. The areas of most significant impact from application of IFRS 9 for the Bank are summarized below.

Classification and measurement

The classification and measurement of financial assets is determined on the basis of the contractual cash flow characteristics and the objective of the business model associated with holding the asset.

Key changes include:

The introduction of a new asset category measured at Fair Value through Other Comprehensive Income (FVOCI). This applies to financial asset which are debt instruments with contractual cash flow characteristics that are solely payments of principal and interest and held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. This will have no impact on the Bank as none of its debt instruments will be classified in this category;

•	A new asset category for non-traded equity investments measured at FVOCI is introduced. This is expected to have no impact as the Bank’s qualifying equity instruments are already classiﬁed in this category following the early adoption of the standard in 2011;
•	Classiﬁcation of ﬁnancial liabilities will remain largely unchanged for the Bank. The ﬁnal standard also includes the guidance for ﬁnancial liabilities, as previously issued to the effect that there is no subsequent recycling of realized gains or losses on “own credit” from OCI to proﬁt and loss. The Bank has already early adopted the ‘own credit risk’ provisions of IFRS 9 pertaining to ﬁnancial liabilities from 1 January 2011.

Impairment

The new IFRS 9 impairment requirements are based on an expected credit loss (ECL) model that replaces the incurred loss model under the current accounting standard. Consequently, the revised IFRS 9 impairment requirements will lead to significant changes in the accounting for provisions for credit losses on qualifying debt instruments. Consequently, the Bank will be required to recognize either a 12-months’ or lifetime ECL, depending on whether there has been a significant increase in credit risk since initial recognition. The ECL model will apply to debt instruments accounted for at amortized cost or at FVOCI. Accordingly, the Bank’s current methodology for calculating the provision for doubtful debts will change.

Hedge accounting

The requirements for general hedge accounting have been simplified for hedge effectiveness testing and may result in more designations of groups of items as hedged items. The Bank will elect an accounting policy choice under IFRS 9 to continue to apply the hedge accounting requirements under IAS 39 but will provide the new hedge accounting disclosures required by the amended IFRS 7.

Update on Status of IFRS 9 Implementation

The Bank has put in place a jointly accountable Risk and Finance IFRS 9 implementation programme with representation from all impacted departments to oversee the implementation process which focusses primarily on impairments as the other changes have previously been early adopted. Accordingly, work is ongoing to prepare for timely adoption, with the focus on quantifying the impact, model building and validation and formulation of the new provisioning processes, policies, governance and controls.

The Bank will not restate comparatives on initial application of IFRS 9 on 1 January 2018 but will provide detailed transition disclosures in accordance with the amended requirements of IFRS 7.

Transition impact

Based on a preliminary assessment, the overall impact of transitioning to IFRS 9 on the Bank’s financial statements will be a decrease in net assets, arising from an expected increase in provisioning for doubtful debts on assets held at amortized cost.

Any adjustments that arise as a result of the transition process will be recognized as an adjustment to the opening reserves and retained earnings position as at the date of transition.

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The Bank will disclose the estimates of the financial impact when the implementation programme, validation and testing is further advanced, which is expected to be no later than 30 June 2018 interim financial statements. The transitional impact is based on best estimates as at the reporting date. It should be noted that the preliminary information provided in this note is focused upon material items and does not represent a complete list of expected adjustments and or impacts.

Prepayment features with negative compensation

The IASB in October 2017 issued amendments to IFRS 9 which are effective for annual periods beginning on or after 1 January 2019, with earlier application permitted, potentially impacting financial assets with prepayment features with negative compensation. Such prepayment features are present in some fixed rate loans held by the Bank. The amendments have the effect that financial assets that contain prepayment features that may result in a reasonable amount of negative compensation would be eligible to be measured at amortized cost or at FVOCI, subject to the assessment of the business model in which they are held. The Bank has early adopted these amendments. However, this has no impact on the Bank’s classification of financial assets because the Bank on early adoption of IFRS 9, had concluded that financial instruments that incorporate prepayment features with negative compensation do not include contractual cash flows – payments of principal and interest – that are different from those cash flows that may arise from financial instruments with positive compensation.

Note D  —  Risk management policies and procedures

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank’s risk profiles and performance to ensure compliance with the underlying policies.

Three management level committees perform monitoring and oversight roles: the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank’s finance and treasury risk management activities. It is the Bank’s most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. The Credit Risk Committee (CRC) which is chaired by the Chief Risk Officer ensures effective implementation of the Bank’s credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank’s balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non--sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank is charged with oversight over all enterprise risk issues. However, the day-to-day operational responsibility for implementing the Bank’s financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the Office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank’s risk appetite statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent), with sovereign and non-sovereign lending and investing operations sharing equally the remaining balance (45 percent each).

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Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank’s Risk Appetite Statement, the Capital Adequacy Policy, the General Authority on Asset Liability Management (the ALM Authority), the General Authority on the Bank’s Financial Products and Services (the FPS Authority) and the Bank’s Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank’s financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank’s interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank’s entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank’s lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank’s sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign portfolio; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

The Bank’s maximum exposure to credit risk before collateral received in equity or other credit enhancements for 2017 and 2016 is as follows:

(UA thousands)
Assets	2017	2016
Cash	1,173,096	1,306,821
Demand obligations	3,801	3,801
Treasury investments at amortized cost	4,825,856	4,476,613
Treasury investments at fair value	6,695,209	6,113,428
Derivative assets	717,022	1,233,748
Non-negotiable instruments on account of capital	76	159
Accrued income and charges receivable on loans	530,396	492,951
Other accounts receivable	314,904	337,063
Loans	17,633,653	15,348,447
Equity participations	781,217	767,256
Other debt securities	-	54,358

1) Sovereign Credit Risk

When the Bank lends to the borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country’s risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions, the conduciveness of its business environment and its payment track record with the Bank. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

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Country Exposure in Borrowing Member Countries

The Bank’s exposures as at 31 December 2017 from its lending activities to borrowing member countries as well as the private sector projects in those countries are summarized below:

(Amounts in UA thousands)
	N° of	Total	Unsigned Loan	Undisbursed	Outstanding	% of Total Outstanding
Country	Loans	Loans*	Amounts	Balance	Balance	Loans
Algeria	1	757,914	-	-	757,914	4.25
Angola	6	1,168,919	70,970	308,723	789,226	4.43
Botswana	4	901,392	60,640	9,866	830,886	4.66
Cabo Verde	9	147,425	-	37,496	109,929	0.62
Cameroon	8	701,321	11,958	670,851	18,512	0.10
Congo	3	162,710	-	141,115	21,595	0.12
Côte d'Ivoire	5	455,711	-	410,227	45,484	0.26
Democratic Republic of Congo	6	314,913	-	-	314,913	1.77
Egypt	15	1,953,001	70,218	114,679	1,768,104	9.92
Equatorial Guinea	3	48,971	-	26,206	22,765	0.13
Ethiopia	2	126,899	-	126,506	393	-
Gabon	9	757,600	82,984	71,066	603,550	3.39
Kenya	6	720,002	112,349	578,459	29,194	0.16
Mauritius	10	439,022	70,218	24,249	344,555	1.93
Morocco	61	3,824,376	168,524	606,079	3,049,774	17.12
Namibia	10	839,879	228,254	73,365	538,260	3.02
Nigeria	8	1,421,921	-	606,267	815,654	4.58
Rwanda	2	137,352	-	124,659	12,693	0.07
Senegal	5	458,159	-	421,087	37,072	0.21
Seychelles	4	45,636	-	13,677	31,959	0.18
Somalia**	3	4,273	-	-	4,273	0.02
South Africa	7	1,466,282	-	141,193	1,325,089	7.44
Sudan**	4	53,237	-	-	53,237	0.30
Swaziland	7	112,593	-	78,739	33,854	0.19
Tanzania	3	359,530	-	356,979	2,551	0.01
Tunisia	42	2,855,323	223,635	494,372	2,137,316	12.00
Uganda	4	247,098	-	240,131	6,967	0.04
Zambia	8	358,321	-	346,731	11,590	0.07
Zimbabwe**	12	192,220	-	-	192,220	1.08
Multinational	6	276,427	273,917	-	2,511	0.01
Total Public Sector	273	21,308,427	1,373,667	6,022,722	13,912,040	78.08
Total Private Sector	162	6,494,805	1,430,776	1,157,823	3,906,206	21.92
Total	435	27,803,232	2,804,443	7,180,545	17,818,246	100.00

*	Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.
**	Countries in non-accrual status as at 31 December 2017.
(1)	The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2017, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

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The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA 392.11 million of which UA 95.93 million related to trade finance as at 31 December 2017.

Exposure Exchange Agreement

As part of ongoing efforts to reduce sovereign concentration risk and increase lending headroom, the African Development Bank in 2015 entered into Exposure Exchange Agreements (EEAs) with the Inter-American Development Bank (IADB) and the World Bank (WB), both AAA-rated entities.

An EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating Multilateral Development Bank (MDB) retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange in no way affects the application of the normal sovereign sanctions policies by the buyer of protection.

Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio.

When the default event is resolved, payments made under an exposure exchange are returned to the seller of protection.

The EEAs have final maturities in 2030 with linear annual reduction of the notional amounts starting from 2025. As at 31 December 2017, the total notional amount of credit protection purchased or sold on the relevant underlying single reference entities is USD 4.47 billion (UA 3.14 billion).

The table below presents the countries and notional amounts of credit protection contracted under the EEA.

(USD millions)
	Protection Purchased				Protection Sold
World Bank		Inter-American Development Bank		World Bank		Inter-American Development Bank
Angola	213.71	Angola	85.00	Albania	126.00	Argentina	750.00
Botswana	225.00	Egypt	720.00	China	128.18	Brazil	820.00
Gabon	150.00	Morocco	990.00	India	450.00	Ecuador	303.20
Namibia	49.00	Nigeria	95.00	Indonesia	475.32	Mexico	800.00
Nigeria	100.00	Tunisia	990.00	Jordan	13.00	Panama	206.80
South Africa	850.00			Pakistan	10.21
				Romania	185.00
				Turkey	200.00
TOTAL	1,587.71	TOTAL	2,880.00	TOTAL	1,587.71	TOTAL	2,880.00

The Bank accounts for exposures arising from EEAs and similar transactions as financial guarantee contracts, in accordance with IFRS 9 and IAS 37, as described in Note B.

As of 31 December 2017, no default events have occurred on any exposures covered (either for the counterparties for which protection was purchased or sold) under these Exposure Exchanges and the Bank continues to expect full recovery of its sovereign and sovereign-guaranteed exposures covered.

The counterparty credit exposure that can arise from the purchase or sale of protection, under the MDB exposure exchange, is limited given the AAA credit ratings of the Bank’s counterparties.

Systematic Credit Risk Assessment

The foundation of the Bank’s credit risk management is a systematic credit risk assessment framework that builds on scoring, models and their associated risk factors that have been optimized for the predictive power of the rating parameters and to better align with widely-used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets (GEMs) consortium.

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The credit ratings at the sovereign level are derived from an assessment of five risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank’s portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank’s internal measurement scales compared with the international rating scales:

International Ratings
Risk Class	Revised Rating Scale	S&P – Fitch	Moody’s	Assessment
Very Low Risk	1+	A+ and above	A1 and above
	1	A	A2	Excellent
	1-	A-	A3
	2+	BBB+	Baa1

	2	BBB	Baa2	Strong
	2-	BBB-	Baa3
Low Risk	3+	BB+	Ba1
	3	BB	Ba2	Good
	3-	BB-	Ba3
Moderate Risk	4+	B+	B1
	4	B	B2	Satisfactory
4-

	5+	B-	B3	Acceptable
5

High Risk	5-	CCC+	Caa1	Marginal
6+

	6	CCC	Caa2	Special Attention

6-

Very High Risk	7	CCC-	Caa3	Substandard
8

	9	CC	Ca	Doubtful

	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank’s sovereign and sovereign-guaranteed portfolio was 2.74 at the end of December 2017, the same weighted average risk rating observed as of 31 December 2016. The distribution of the sovereign portfolio across the Bank’s five risk classes is shown in the table below.

		Risk Profile of Outstanding Sovereign-Guaranteed Loan Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2017	55%	23%	19%	3%	-
2016	59%	15%	22%	4%	-
2015	61%	15%	19%	5%	-
2014	54%	27%	12%	7%	-
2013	54%	24%	12%	9%	1%
2012	73%	15%	1%	10%	1%

It is the Bank’s policy that if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

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Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2017, the Bank’s public sector loan portfolio used up to 46 percent of the Bank’s total risk capital based on the Bank’s capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gain on financial assets at fair value through Other Comprehensive Income and unrealized loss/gain on fair-valued borrowings arising from “own credit”. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to its borrowers from the private sector, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To measure the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the specific characteristics and nature of the transactions and the outputs are mapped to the Bank’s credit risk rating scale.

Non-sovereign transactions are grouped into the following four main categories: a) project finance; b) corporate finance; c) financial institutions; and d) private equity funds.

Since 2006, the Bank has been increasing its non-sovereign loan and equity exposures. The weighted-average risk rating was 3.94 at the end of 2017 compared to 3.95 at the end of 2016. The distribution of the non-sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

		Risk Profile of Outstanding Non-Sovereign Loan and Equity Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2017	18%	23%	43%	14%	2%
2016	18%	23%	39%	14%	6%
2015	21%	24%	33%	16%	6%
2014	31%	21%	31%	14%	3%
2013	36%	17%	31%	14%	2%
2012	33%	19%	36%	9%	3%

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of December 2017, the cumulative impairment provision to cover the incurred loss on impaired loan principal in the non-sovereign portfolio was UA 101.54 million compared to UA 162.68 million at the end of December 2016.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank’s Economic Capital Policy (Internal Rating Based - (IRB)). At the end of December 2017, the Bank’s non-sovereign portfolio required as risk capital approximately 27 percent of the Bank’s total on-balance sheet risk capital sources. This level is still below the limit of 45 percent for total non-sovereign operations. Out of the Bank’s non-sovereign portfolio, equity participations required as risk capital approximately 10 percent of the Bank’s total on-balance sheet risk capital sources. This is still below the statutory limit of 15 percent established by the Board of Governors for equity participations.

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Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank’s total risk capital. This threshold and other determinants of country limit are articulated in the Bank’s capital adequacy framework.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

The Private Sector Credit Enhancement Facility (PSF)

The Bank enters into credit enhancement facilities for the primary purpose of promoting Private Sector Operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015 to absorb risk on selected non-sovereign loans issued by the African Development Bank in low-income countries. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a partial credit guarantee instrument.

3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank’s business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank’s minimum credit rating requirements and are approved by the Bank’s Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

Maturity
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa
Mortgage Backed Securities (MBS)/ Asset Backed Securities (ABS)	AAA Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

67

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/ Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank’s derivative exposures and their credit rating profiles are shown in the tables below:

(Amounts in UA millions)
		Derivatives			Credit Risk Profile of Net Exposure
	Notional Amount	Fair Value*	Net Exposure**	AAA	AA+ to AA-	A+ and lower
2017	12,018	198	27	-	48%	52%
2016	12,607	503	32	-	25%	75%
2015	12,408	663	68	-	70%	30%
2014	16,882	565	132	-	90%	10%
2013	15,898	544	134	-	90%	10%
2012	15,209	1,047	109	-	54%	46%

*	Fair value before collateral.
**	After collateral received in cash or securities.

The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement are summarized below:

Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)
				Related Amounts not Set Off in the Statement of Financial Position
	Gross Amounts of Recognized Financial Assets	Gross Amounts of Recognized Financial Liabilities Set Off in the Statement of Financial Position	Net Amounts of Financial Assets Presented in the Statement of Financial Position	Financial Instruments	Collateral Received	Net Amount
2017	402	(204)	198	-	(191)	7
2016	935	(432)	503	-	(520)	(17)
2015	1,362	(699)	663	-	(627)	36
2014	902	(337)	565	-	(455)	110
2013	654	(110)	544	-	(408)	136

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)
				Related Amounts not Set Off in the Statement of Financial Position
	Gross Amounts of Recognized Financial Liabilities	Gross Amounts of Recognized Financial Assets Set Off in the Statement of Financial Position	Net Amounts of Financial Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net Amount
2017	1,027	(477)	550	-	-	550
2016	538	(396)	142	-	-	142
2015	526	(228)	298	-	-	298
2014	704	(419)	285	-	-	285
2013	880	(290)	590	-	3	593

68

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank’s total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral.

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties as shown in the table below.

	Credit Risk Profile of the Investment Portfolio
	AAA	AA+ to AA-	A+ and lower
2017	53%	39%	8%
2016	45%	38%	17%
2015	44%	45%	11%
2014	48%	50%	2%
2013	51%	44%	5%
2012	62%	31%	7%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit. At the end of December 2017, the Bank’s counterparty credit portfolio including all investments and derivative instruments required as risk capital 2 percent of the Bank’s total on-balance sheet risk capital sources.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling 1-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank’s short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank’s net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

69

The contractual maturities of financial liabilities and future interest payments at 31 December 2017 and 2016 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2017

(UA thousands)
	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative liabilities	340,894	289,893	2,731	(45,175)	64,111	43,116	(15,720)	240,830
Borrowings at fair value	22,566,653	25,008,815	5,543,353	3,471,246	3,915,707	2,245,495	3,113,456	6,719,558
	22,907,547	25,298,708	5,546,084	3,426,071	3,979,818	2,288,611	3,097,736	6,960,388

Financial liabilities without derivatives
Accounts payable	1,255,587	1,255,587	1,255,587	-	-	-	-	-
Borrowings at amortized cost	609,037	834,505	68,385	205,028	44,870	145,368	125,475	245,379
	1,864,624	2,090,092	1,323,972	205,028	44,870	145,368	125,475	245,379

Total financial liabilities	24,772,171	27,388,800	6,870,056	3,631,099	4,024,688	2,433,979	3,223,211	7,205,767

Represented by:
Derivative liabilities	340,894	289,893	2,731	(45,175)	64,111	43,116	(15,720)	240,830
Accounts payable	1,255,587	1,255,587	1,255,587	-	-	-	-	-
Borrowings	23,175,690	25,843,320	5,611,738	3,676,274	3,960,577	2,390,863	3,238,931	6,964,937

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2016

(UA thousands)
	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative liabilities	(365,931)	988,736	253,875	329,646	12,801	18,836	127,134	246,444
Borrowings at fair value	20,007,612	21,892,312	4,360,504	5,166,708	3,346,191	1,975,721	2,166,528	4,876,660
	19,641,681	22,881,048	4,614,379	5,496,354	3,358,992	1,994,557	2,293,662	5,123,104

Financial liabilities without derivatives
Accounts payable	1,615,988	1,615,988	1,615,988	-	-	-	-	-
Borrowings at amortized cost	636,538	924,405	54,003	80,270	218,301	47,948	156,554	367,329
	2,252,526	2,540,393	1,669,991	80,270	218,301	47,948	156,554	367,329

Total financial liabilities	21,894,207	25,421,441	6,284,370	5,576,624	3,577,293	2,042,505	2,450,216	5,490,433

Represented by:
Derivative liabilities	(365,931)	988,736	253,875	329,646	12,801	18,836	127,134	246,444
Accounts payable	1,615,988	1,615,988	1,615,988	-	-	-	-	-
Borrowings	20,644,150	22,816,717	4,414,507	5,246,978	3,564,492	2,023,669	2,323,082	5,243,989

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Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank’s principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The Agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank’s currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

Net Currency Position at 31 December 2017 and 2016 was as follows:

Net Currency Position at 31 December 2017

(Amounts in UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Subtotal	Units of Account	Total
Assets
Cash	531,519	40,781	6,426	16,799	5,228	572,525	1,173,278	(182)	1,173,096
Demand obligations	-	-	-	-	-	3,801	3,801	-	3,801
Investments –
measured at fair value (a)	2,218,413	4,066,874	59,667	53,352	-	303,188	6,701,494	-	6,701,494
Investments at amortized cost	1,419,499	1,728,819	372,660	579,400	725,478	-	4,825,856	-	4,825,856
Non-negotiable instruments
on account of capital	-	76	-	-	-	-	76	-	76
Accounts receivable	113,924	275,489	30,255	11,211	7,554	82,386	520,819	74,155	594,974
Loans	7,326,959	8,386,218	155,810	1,622	-	1,817,491	17,688,100	-	17,688,100
Equity participations	66,233	631,873	-	-	-	21,502	719,608	61,609	781,217
Other assets	-	-	-	-	-	-	-	96,386	96,386
	11,676,547	15,130,130	624,818	662,384	738,260	2,800,893	31,633,032	231,968	31,865,000
Liabilities
Accounts payable	(1,073,091)	1,206,995	(119,928)	64,879	67,877	(1,402,319)	(1,255,587)	-	(1,255,587)
Borrowings	(2,589,189)	(13,626,970)	(1,510,765)	(708,236)	-	(4,740,530)	(23,175,690)	-	(23,175,690)
Currency swaps on borrowings and
related derivatives (b)	(5,830,097)	618,463	1,715,387	616,373	-	2,538,980	(340,894)	-	(340,894)
	(9,492,377)	(11,801,512)	84,694	(26,984)	67,877	(3,603,869)	(24,772,171)	-	(24,772,171)
Currency position of equity as at
31 December 2017	2,184,170	3,328,618	709,512	635,400	806,137	(802,976)	6,860,861	231,968	7,092,829

% of subtotal	31.84	48.52	10.34	9.26	11.75	(11.70)	100.00	-	100.00
SDR composition
as at 31 December 2017	32.57	40.91	7.40	8.15	10.97	-	100.00	-	100.00

(a) Investments measured at fair value	comprise:
Investments measured at fair value			6,695,209
Derivative assets			7,786
Derivative liabilities			(1,501)
Amount per statement of net currency position			6,701,494

(b) Currency swaps on borrowings comprise:
Derivative assets			709,236
Derivative liabilities			(1,050,130)
Net swaps on borrowings per statement of net currency position			(340,894)

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Net Currency Position at 31 December 2016

(Amounts in UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Subtotal	Units of Account	Total

Assets
Cash	(22,274)	8,070	108,264	11,419	15,138	1,186,480	1,307,097	(276)	1,306,821
Demand obligations	-	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value (a)	1,804,194	3,953,857	663	81,101	96,135	184,021	6,119,971	-	6,119,971
Investments at amortized cost	1,243,303	1,697,626	333,573	500,490	701,621	-	4,476,613	-	4,476,613
Non-negotiable instruments on account of
capital	-	159	-	-	-	-	159	-	159
Accounts receivable	573,615	357,976	49,354	40,230	7,796	(485,518)	543,453	380	543,833
Loans	6,287,204	7,479,165	184,803	1,821	-	1,224,261	15,177,254	-	15,177,254
Equity participations	62,101	578,032	-	-	-	17,137	657,270	62,105	719,375
Other securities	-	-	-	-	-	54,358	54,358	-	54,358
Other assets	-	-	-	-	-	-	-	97,690	97,690
	9,948,143	14,074,885	676,657	635,061	820,690	2,184,540	28,339,976	159,899	28,499,875
Liabilities
Accounts payable	(508,280)	964,470	(106,665)	(296)	(42,813)	(1,371,269)	(1,064,853)	(551,135)	(1,615,988)
Borrowings	(1,076,659)	(14,008,695)	(1,360,065)	(231,353)	-	(3,967,378)	(20,644,150)	-	(20,644,150)
Currency swaps on borrowings and related
derivatives (b)	(6,133,791)	2,444,593	1,606,189	231,361	-	2,217,579	365,931	-	365,931
	(7,718,730)	(10,599,632)	139,459	(288)	(42,813)	(3,121,068)	(21,343,072)	(551,135)	(21,894,207)
Currency position of equity as at
31 December 2016	2,229,413	3,475,253	816,116	634,773	777,877	(936,528)	6,996,904	(391,236)	6,605,668

% of subtotal	31.86	49.67	11.66	9.07	11.12	(13.38)	100.00	-	100.00
SDR composition as at 31 December
2016	30.33	43.34	7.58	7.86	10.89	-	100.00	-	100.00

(a) Investments measured at fair value comprise:
Investments measured at fair value			6,113,428
Derivative assets			10,736
Derivative liabilities			(4,193)
Amount per statement of net currency position			6,119,971

(b) Currency swaps on borrowings comprise:
Derivative assets			1,223,012
Derivative liabilities			(857,081)
Net swaps on borrowings per statement of
net currency position			365,931

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies, namely the US Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. With effect from 1 October 2016, the IMF formally approved the inclusion of the Chinese Yuan Renminbi (CNY) in Special Drawing Rights (SDR) with a weight of 10.92 percent. The SDR rate represents the sum of specific amounts of the five basket currencies valued in US Dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Bank’s net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2017 and 2016, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US Dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

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Sensitivity of the Bank’s Net Assets to Currency Fluctuations as at 31 December 2017

(Amounts in UA thousands)
	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	2,901.05	2,430.60	485.55	561.60	753.76	25.65	7,158.21	(4.02)	6bps
GBP	2,971.26	2,263.11	497.30	632.71	772.00	25.65	7,162.04	(0.19)	0bps
JPY	2,973.40	2,264.74	547.42	575.60	772.56	25.65	7,159.38	(2.85)	4bps
CNY	2,963.00	2,256.82	495.92	573.59	846.84	25.65	7,161.82	(0.41)	1bps
Net assets resulting from 10% appreciation from each African currency against the SDR	2,995.49	2,281.56	501.35	579.88	778.29	28.22	7,164.79	2.57	4bps

Net assets resulting from a 10% depreciation against the USD
EUR	3,086.83	2,137.40	516.64	597.56	802.03	25.65	7,166.11	3.89	5bps
GBP	3,017.85	2,298.60	505.10	531.10	784.10	25.65	7,162.40	0.18	0bps
JPY	3,015.85	2,297.07	458.88	583.82	783.58	25.65	7,164.85	2.63	4bps
CNY	3,025.64	2,304.53	506.40	585.72	714.66	25.65	7,162.60	0.38	1bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,995.49	2,281.56	501.35	579.88	778.29	23.32	7,159.89	(2.33)	3bps

Assumptions
Base net assets	2,995.49	2,281.56	501.35	579.88	778.29	25.65	7,162.23
Currency weight	0.58	0.39	11.90	0.09	1.02
Base exchange rate	1.42	1.19	160.22	1.05	9.28

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Sensitivity of the Bank’s Net Assets to Currency Fluctuations as at 31 December 2016

(Amounts in UA thousands)
	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a
10% appreciation against the USD
EUR	2,888.41	2,139.77	482.48	512.20	709.01	2.94	6,734.83	(3.96)	6bps
GBP	2,952.89	1,988.67	493.25	576.00	724.84	2.94	6,738.61	(0.18)	0bps
JPY	2,953.76	1,989.26	542.74	523.79	725.06	2.94	6,737.55	(1.24)	2bps
CNY	2,944.03	1,982.71	491.78	522.07	794.94	2.94	6,738.46	(0.33)	0bps
Net assets resulting from 10%
appreciation from each African
currency against the SDR	2,976.11	2,004.31	497.13	527.76	730.54	3.24	6,739.09	0.29	0bps
Net assets resulting from a
10% depreciation against the USD
EUR	3,060.59	1,873.82	511.24	542.74	751.28	2.94	6,742.61	3.82	6bps
GBP	2,997.53	2,018.74	500.71	483.23	735.80	2.94	6,738.96	0.17	0bps
JPY	2,996.72	2,018.19	455.07	531.41	735.60	2.94	6,739.94	1.15	2bps
CNY	2,944.03	1,982.71	491.78	522.07	794.94	2.94	6,738.46	(0.33)	0bps
Net assets resulting from a
10% depreciation of each African
currency against the SDR	2,976.11	2,004.31	497.13	527.76	730.54	2.68	6,738.52	(0.27)	0bps

Assumptions
Base net assets	2,976.11	2,004.31	497.13	527.76	730.54	2.94	6,738.79
Currency weight	0.58	0.39	11.90	0.09	1.02
Base exchange rate	1.34	1.27	157.28	1.09	9.34

Interest Rate Risk

The Bank’s interest rate risk sensitivity is comprised of the following two elements:

1.	the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and

2.	the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank’s principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest rate risk position as at 31 December 2017 and 2016 was as follows:

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Interest Rate Risk Position as at 31 December 2017

(UA thousands)
	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non-interest bearing funds	Total

Assets
Cash	1,173,096	-	-	-	-	-	-	1,173,096
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments (a)	7,184,526	348,000	350,190	400,400	516,530	2,670,390	57,314	11,527,350
Non-negotiable instruments on
account of capital	52	24	-	-	-	-	-	76
Accounts receivable	845,300	-	-	-	-	-	(250,326)	594,974
Loans – disbursed and outstanding	14,406,297	331,801	473,262	350,192	331,315	1,928,895	(3,517)	17,818,245
Hedged loans – fair value adjustment	-	-	-	-	-	-	54,448	54,448
Accumulated impairment for loan losses	-	-	-	-	-	-	(184,593)	(184,593)
Equity participations	-	-	-	-	-	-	781,217	781,217
Other assets	-	-	-	-	-	-	96,386	96,386
	23,613,072	679,825	823,452	750,592	847,845	4,599,285	550,929	31,865,000

Liabilities
Accounts payable	(1,255,587)	-	-	-	-	-	-	(1 ,255 587)
Borrowings (b)	(23,348,055)	(144,880)	(223)	(2,880)	(70,355)	(147,919)	197,728	(23,516,584)
Macro-hedge swaps	(19,280)	-	4,353	14,927	-	-	-	-
	(24,622,922)	(144,880)	4,130	12,047	(70,355)	(147,919)	197,728	(24,772,171)

Interest rate risk position
as at 31 December 2017*	(1,009,850)	534,945	827,582	762,639	777,490	4,451,366	748,657	7,092,829

* Interest rate risk position represents equity.

(a) Treasury investments comprise:

Treasury investments	11,521,065
Derivative assets – investments	7,786
Derivative liabilities – investments	(1,501)
Amount per statement of interest rate risk	11,527,350

(b) Borrowings comprise:
Borrowings	23,175,690
Derivative assets – borrowings	(709,236)
Derivative liabilities – borrowings	1,050,130
Net borrowings per statement of interest rate risk	23,516,584

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Interest Rate Risk Position as at 31 December 2016

(UA thousands)
	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non-interest bearing funds	Total
Assets
Cash	1,306,821	-	-	-	-	-	-	1,306,821
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments (a)	6,465,731	476,660	389,650	373,290	389,710	2,448,360	53,183	10,596,584
Non-negotiable instruments on
account of capital	78	56	25	-	-	-	-	159
Accounts receivable	803,290	-	-	-	-	-	(259,457)	543,833
Loans – disbursed and outstanding	12,529,090	314,639	314,617	463,311	306,108	1,422,392	(1,710)	15,348,447
Hedged loans – fair value adjustment	-	-	-	-	-	-	80,230	80,230
Accumulated impairment for loan losses	-	-	-	-	-	-	(251,423)	(251,423)
Equity participations	-	-	-	-	-	-	719,375	719,375
Other securities	54,358	-	-	-	-	-	-	54,358
Other assets	-	-	-	-	-	-	97,690	97,690
	21,163,169	791,355	704,292	836,601	695,818	3,870,752	437,888	28,499,875

Liabilities
Accounts payable	(1,615,988)	-	-	-	-	-	-	(1,615,988)
Borrowings (b)	(20,201,789)	(199)	(40,832)	(217)	(3,832)	(127,029)	95,679	(20,278,219)
Macro-hedge swaps	(124,628)	104,885	-	-	4,458	15,285	-	-
	(21,942,405)	104,686	(40,832)	(217)	626	(111,744)	95,679	(21,894,207)

Interest rate risk position
as at 31 December 2016*	(779,236)	896,041	663,460	836,384	696,444	3,759,008	533,567	6,605,668

* Interest rate risk position represents equity.

(a) Treasury investments comprise:

Treasury investments	10,590,041
Derivative assets – investments	10,736
Derivative liabilities – investments	(4,193)
Amount per statement of interest rate risk	10,596,584

(b) Borrowings comprise:
Borrowings	20,644,150
Derivative assets – borrowings	(1,223,012)
Derivative liabilities – borrowings	857,081
Net borrowings per statement of interest rate risk	20,278,219

Interest Rate Risk on Assets Funded by Debt

Two thirds of the Bank’s interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering “variable rate” loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank’s borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank’s pool-based

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loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank’s net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank’s underlying funding reference (six-month LIBOR floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank’s liquidity policy and uses a six-month LIBOR floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month LIBOR floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank’s active currencies on a standard six-month LIBOR rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month LIBOR-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank’s assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank’s equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank’s equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank’s equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank’s repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank’s assets is funded by equity and repriced in each year. Using this benchmark, the Bank’s net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of 2016 and 2017, the Bank’s overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 6.56 million and UA 6.44 million as of 31 December 2017 and 2016, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at fair value through profit or loss. The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2017 and 2016, respectively. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis in 2017 and 2016 for assets and liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps.

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(UA thousands)
	Upward Parallel Shift		Downward Parallel Shift
	2017	2016	2017	2016
	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)
Investments at fair value through profit or loss	(12,671)	(12,553)	15,207	14,229
Fair-valued borrowings and derivative portfolios	(258,626)	(207,193)	232,330	189,203

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in the year ended 31 December 2017 amounted to UA 103.78 million, compared to prepayments of UA 249.63 million realized in 2016, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank’s transactions and includes losses attributable to failures of internal processes in credit and market operations.

The Office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework (IICF) covering, an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank’s internal controls in all significant business processes with financial statement impact. As part of this process, Management’s attestation on the adequacy of internal controls over financial reporting is published in the Bank’s Annual Report.

An ORMF ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It also provides the basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank’s Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Unit (BCPU) follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank’s operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a whistleblower protection policy.

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Note E  —  Financial assets and liabilities

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31 December 2017 and 2016:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)
31 December 2017	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value

	Mandatorily at Fair Value	Designated at Fair Value

Cash	-	-	-	1,173,096	1,173,096	1,173,096
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	6,695,209	-	-	4,825,856	11,521,065	11,492,300
Derivative assets	717,022	-	-	-	717,022	717,022
Non-negotiable instruments on account of capital	-	-	-	76	76	76
Accounts receivable	-	-	-	594,974	594,974	594,974
Loans	18,380	-	-	17,615,273	17,633,653	17,742,765
Equity participations	-	-	781,217	-	781,217	781,217
Total financial assets	7,430,611	-	781,217	24,213,076	32,424,904	32,505,251

Accounts payable	-	-	-	1,255,587	1,255,587	1,255,587
Derivative liabilities	1,051,631	-	-	-	1,051,631	1,051,631
Borrowings	-	22,566,653	-	609,037	23,175,690	23,241,646
Total financial liabilities	1,051,631	22,566,653	-	1,864,624	25,482,908	25,548,864

(UA thousands)
31 December 2016	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair Value	Designated at Fair Value
Cash	-	-	-	1,306,821	1,306,821	1,306,821
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	6,113,428	-	-	4,476,613	10,590,041	10,704,093
Derivative assets	1,233,748	-	-	-	1,233,748	1,233,748
Non-negotiable instruments
on account of capital	-	-	-	159	159	159
Accounts receivable	-	-	-	543,833	543,833	543,833
Loans	20,752	-	-	15,076,272	15,097,024	15,304,475
Equity participations	-	-	719,375	-	719,375	719,375
Other securities	-	-	-	54,358	54,358	54,358
Total financial assets	7,367,928	-	719,375	21,461,857	29,549,160	29,870,663

Accounts payable	-	-	-	1,615,988	1,615,988	1,615,988
Derivative liabilities	861,274	-	-	-	861,274	861,274
Borrowings	-	20,007,612	-	636,538	20,644,150	20,725,746
Total financial liabilities	861,274	20,007,612	-	2,252,526	23,121,412	23,203,008

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The table below classifies the Bank’s financial instruments that were carried at fair value at 31 December 2017 and 2016 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)
	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Treasury investments	4,863,084	4,203,230	1,822,370	1,875,174	9,755	35,024	6,695,209	6,113,428
Derivative assets	7,178	6,268	698,435	1,220,056	11,409	7,424	717,022	1,233,748
Loans	-	-	18,380	20,752	-	-	18,380	20,752
Equity participations	13,025	6,269	-	-	768,192	713,106	781,217	719,375
Total financial assets	4,883,287	4,215,767	2,539,185	3,115,982	789,356	755,554	8,211,828	8,087,303

Derivative liabilities	-	-	1,011,772	817,535	39,859	43,739	1,051,631	861,274
Borrowings	14,063,369	13,275,578	8,258,453	6,567,675	244,831	164,359	22,566,653	20,007,612
Total financial liabilities	14,063,369	13,275,578	9,270,225	7,385,210	284,690	208,098	23,618,284	20,868,886

The Bank’s policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2.These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value. However as noted earlier, the fair values for loans and some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities – Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares - Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank’s equity participations is estimated as the Bank’s percentage ownership of the net asset value of the investments.

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Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) at 31 December 2017 and 2016 is as follows:

(UA thousands)
	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Derivative Assets	Derivative Liabilities	Borrowings
2016
Balance at 1 January 2016	62,121	696,780	3,166	(34,536)	(159,052)
Unrealized (losses)/gains
recognized in income statement	(20,720)	-	(692)	(7,401)	2,053
Losses recognized in the statement
of comprehensive income	-	(11,911)	-	-	-
Purchases, issues and settlements (net)	(7,159)	40,380	4,156	(2,091)	1,956
Translation effects	782	(12,143)	1,030	53	(9,316)
Transfer between assets and liabilities	-	-	(236)	236	-
Balance at 31 December 2016	35,024	713,106	7,424	(43,739)	(164,359)

2017
Balance at 1 January 2017	35,024	713,106	7,424	(43,739)	(164,359)
Unrealized (losses)/gains
recognized in income statement	(838)	-	(3,625)	(56)	(2,046)
Gains recognized in the statement
of comprehensive income	-	48,572	-	-	-
Purchases, issues and settlements (net)	(23,825)	36,054	7,837	683	(82,277)
Translation effects	(606)	(29,539)	(226)	3,253	3,851
Balance at 31 December 2017	9,755	768,193	11,410	(39,859)	(244,831)

Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank’s financial instruments that were carried at amortized cost at 31 December 2017 and 2016 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)
	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Treasury investments	4,783,003	4,553,354	-	-	-	37,311	4,783,003	4,590,665
Loans	-	-	-	-	17,724,385	15,283,723	17,724,385	15,283,723
Total financial assets	4,783,003	4,553,354	-	-	17,724,385	15,321,034	22,507,388	19,874,388

Borrowings	-	-	556,831	609,536	115,549	108,598	672,380	718,134
Total financial liabilities	-	-	556,831	609,536	115,549	108,598	672,380	718,134

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Quantitative Information About Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-Relationship between Key Unobservable Inputs and Fair Value Measurement

Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss given default yield	Increase in rate reduces fair value

Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss-given default	A high probability of default results in lower fair value

Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	-

Equity participations	Net asset value	N/A	N/A
Derivative liabilities	Discounted cash flow	Volatility of credit Credit spreads	-

Borrowings	Consensus pricing	Offered quotes Own credit	-

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign Exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavorable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

African Development Bank

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Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to almost nil (2016: negative UA 0.01 million or negative 0.02 percent).

Borrowings and Derivatives

The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the level 3 borrowings and derivative portfolios as of December 31, 2017 and 2016:

(UA thousands)

	Upward		Downward
	Parallel Shift		Parallel Shift
	Gain/(Loss)		Gain/(Loss)
	2017	2016	2017	2016
Fair-valued level 3 borrowings and derivative portfolios	(25,150)	(7,233)	29,584	3,393

Day One Profit and Loss - Unrecognized Gains/Losses as a Result of the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 December 2017 and 2016 were made up as follows:

(UA thousands)
	2017	2016
Balance at 1 January	162,752	136,743
New transactions	58,150	27,169
Amounts recognized in income statement during the year	(16,325)	(13,210)
Translation effects	(3,529)	12,050
Balance at 31 December	201,048	162,752

Note F  —  Treasury investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2017, the Bank held collateral with a fair value of UA 200.72 million in connection with swap agreements. This was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in “Other accounts payable”.

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The composition of treasury investments as at 31 December 2017 and 2016 was as follows:

(UA thousands)
	2017	2016
Treasury investments mandatorily measured at fair value through profit or loss	6,695,209	6,113,428
Treasury investments at amortized cost	4,825,856	4,476,613
Total	11,521,065	10,590,041

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Bank’s treasury investments mandatorily measured at FVTPL as at 31 December 2017 and 2016 was as follows:

(UA millions)
	US Dollar		Euro		CNY		Other Currencies		All Currencies
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Time deposits	126.58	128.38	-	392.64	-	53.52	60.28	154.51	186.86	729.05
Asset-backed securities	9.62	23.59	0.13	11.18	-	-	-	-	9.75	34.77
Government and agency obligations	2,896.32	2,208.24	934.97	613.85	-	10.66	74.39	81.08	3,905.68	2,913.83
Corporate bonds	202.84	103.97	75.09	42.76	-	-	-	-	277.93	146.73
Financial institutions	490.88	1,231.98	786.00	714.60	-	-	267.57	22.99	1,544.45	1,969.57
Supranational	336.12	249.76	420.40	28.21	-	31.92	14.02	9.59	770.54	319.48
Total	4,062.36	3,945.92	2,216.59	1,803.24	-	96.10	416.26	268.17	6,695.21	6,113.43

The nominal value of treasury investments mandatorily measured at FVTPL as at 31 December 2017 was UA 6,698.50 million (2016: UA 6,108.09 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended 31 December 2017 was 0.89% (2016: 0.45%).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at 31 December 2017 and 2016 was as follows:

(UA millions)
	2017	2016
One year or less	-	2,791.71
More than one year but less than two years	2,867.46	1,306.00
More than two years but less than three years	2,017.53	1,784.50
More than three years but less than four years	1,119.37	209.20
More than four years but less than five years	214.08	0.02
More than five years	476.77	22.00
Total	6,695.21	6,113.43

Treasury Investments at Amortized Cost

A summary of the Bank’s treasury investments at amortized cost at 31 December 2017 and 2016 was as follows:

(UA millions)
	US Dollar		Euro		CNY		Other Currencies		All Currencies
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Asset-backed securities	-	37.19	-	-	-	-	-	-	-	37.19
Government and agency obligations	777.65	814.54	804.26	697.20	653.96	701.62	708.77	675.08	2,944.64	2,888.44
Financial institutions	-	37.05	-	-	-	-	-	-	-	37.05
Supranational	951.16	808.85	615.25	546.09	71.50	-	243.31	158.99	1,881.22	1,513.93
Total	1,728.81	1,697.63	1,419.51	1,243.29	725.46	701.62	925.08	834.07	4,825.86	4,476.61

84

The nominal value of treasury investments at amortized cost as at 31 December 2017 was UA 4,768.51 million (2016: UA 4,423.44 million). The average yield of treasury investments at amortized cost for the year ended 31 December 2017 was 2.02% (2016: 3.23%).

The contractual maturity structure of treasury investments at amortized cost as at 31 December 2017 and 2016 was as follows:

(UA millions)
	2017	2016
One year or less	-	345.89
More than one year but less than two years	481.63	473.31
More than two years but less than three years	345.89	386.46
More than three years but less than four years	348.76	372.42
More than four years but less than five years	411.27	402.99
More than five years	3,238.31	2,495.54
Total	4,825.86	4,476.61

The fair value of treasury investments at amortized cost as at 31 December 2017 was UA 4,797.09 million (2016: UA 4,590.66 million).

Note G  —  Derivative assets and liabilities

The fair values of derivative financial assets and financial liabilities at 31 December 2017 and 2016 were as follows:

(UA thousands)
	2017		2016
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:
Cross-currency swaps	654,626	779,599	1,167,194	594,839
Interest rate swaps	39,005	179,111	48,045	148,769
Loan swaps	15,605	91,420	7,773	113,473
	709,236	1,050,130	1,223,012	857,081
Investments-related:
Asset swaps	106	1,501	1,712	4,193
Macro-hedge swaps and others	7,680	-	9,024	-
	7,786	1,501	10,736	4,193
Total	717,022	1,051,631	1,233,748	861,274

The notional amounts of derivative financial assets and financial liabilities at 31 December 2017 and 2016 were as follows:

(UA thousands)
	2017	2016
Borrowings-related:
Cross-currency swaps	11,579,194	10,776,969
Interest rate swaps	13,842,938	11,669,522
Loan swaps	2,601,761	1,777,321
	28,023,893	24,223,812
Investments-related:
Asset swaps	2,811	244,983
Macro-hedge swaps	119,236	227,865
	122,047	472,848
Total	28,145,940	24,696,660
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Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at December 31, 2017, the Bank had futures with a notional value of Euro 8,863 million, GBP 764 million and USD 34,062 million. The carrying value of Euro futures was a positive market value of UA 2.2 million (in the money) while the US dollars and GBP futures was a negative market value of UA 18.2 million and UA 0.08 million (out of the money).

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, CFA Franc and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 December 2017, there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2017 was a liability of UA 75.80 million. The fair value gain on these loan swaps for the year ended 31 December 2017 was UA 34.60 million. The fair value loss on the hedged loans attributable to the hedged risk was UA 36.21 million. Therefore, the hedge effectiveness recognized in profit or loss was a loss of UA 1.61 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the year ended December 2017, the amortization of fair value adjustment on the hedged risk amounted to UA 3.87 million.

Note H  —  Non-negotiable instruments on account of capital

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1.	Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2.	Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors’ Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1)	Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2)	Non-Regional Members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

86

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors’ Resolution B/BG/2010/08 of 27 May 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional Member Countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At 31 December 2017 and 2016, the non-negotiable notes’ balances were as follows:

(UA thousands)
	2017	2016
Balance at 1 January	159	271
Net movement for the year	(83)	(112)
Balance at 31 December	76	159

Note I  —  Loans and guarantees

Loans

The Bank’s loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank’s loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, offered in multicurrency or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank’s financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a “cost-pass-through” principle to ensure that the overall cost of funds is compensated.

87

At 31 December 2017 and 2016, outstanding loans were as follows:

(UA thousands)
	2017	2016
Outstanding balance of loans - amortized cost	17,799,866	15,327,695
Outstanding balance of loans - fair value	18,380	20,752
	17,818,246	15,348,447
Less: accumulated provision for impairment	(184,593)	(251,423)
Balance at 31 December	17,633,653	15,097,024

Fair Value of Loans

At 31 December 2017 and 2016, the carrying and estimated fair values of outstanding loans were as follows:

(UA thousands)
	2017		2016
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loans at amortized cost
Fixed rate loans	16,127,433	16,019,325	13,465,104	13,416,625
Floating rate loans	1,500,247	1,521,227	1,677,955	1,677,148
Variable rate loans	172,186	183,833	184,636	189,950
Subtotal	17,799,866	17,724,385	15,327,695	15,283,723
Loans at fair value	18,380	18,380	20,752	20,752
Total	17,818,246	17,742,765	15,348,447	15,304,475
Accumulated provision for impairment on loans at amortized cost	(184,593)	-	(251,423)	-
Net loans	17,633,653	17,742,765	15,097,024	15,304,475

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non-sovereign loans.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at 31 December 2017 and 2016 was as follows:

(UA millions)
		2017			2016
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	1,071.17	317.22	172.17	1,560.56	1,414.62
More than one year but less than two years	1,144.82	183.90	0.01	1,328.73	1,269.78
More than two years but less than three years	1,510.30	161.34	0.01	1,671.65	1,228.35
More than three years but less than four years	1,311.00	154.50	-	1,465.50	1,416.31
More than four years but less than five years	1,290.63	147.13	-	1,437.76	1,276.83
More than five years	9,817.89	536.16	-	10,354.05	8,742.56
Total	16,145.81	1,500.25	172.19	17,818.25	15,348.45

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

88

The currency composition and types of outstanding loans as at 31 December 2017 and 2016 were as follows:

(Amounts in UA millions)
			2017		2016
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	92.08		95.08
		Japanese Yen	143.95		170.09
		Pound Sterling	1.64		1.84
		Swiss Franc	2.21		2.24
		US Dollar	193.70		222.46
			433.58	2.43	491.71	3.21
	Single Currency	Euro	5,259.00		4,739.42
		Japanese Yen	-		0.76
		South African Rand	1,505.91		1,087.61
		US Dollar	5,954.00		5,894.01
		Others	46.83		41.02
			12,765.74	71.64	11,762.82	76.64
	Structured Products	Euro	1,646.65		1,056.97
		US Dollar	1,123.84		174.36
		South African Rand	176.02		-
			2,946.51	16.54	1,231.33	8.02
Floating Rate:	Single Currency	Euro	306.62		336.90
		Japanese Yen	5.97		7.86
		South African Rand	91.08		95.69
		US Dollar	1,096.58		1,237.50
			1,500.25	8.42	1,677.95	10.93
Variable Rate:	Multi-Currency	US Dollar	134.69		142.69
			134.69	0.76	142.69	0.93
	Single Currency	Euro	7.08		9.21
		Japanese Yen	15.01		15.37
		Swiss Franc	0.97		0.98
		US Dollar	14.42		16.39
			37.48	0.21	41.95	0.27
Total			17,818.25	100.00	15,348.45	100.00

The weighted average yield on outstanding loans for the year ended 31 December 2017 was 2.94% (2016: 2.60%).

A comparative summary of the currency composition of outstanding loans at 31 December 2017 and 2016 was as follows:

(Amounts in UA millions)
	2017		2016
	Amount	%	Amount	%
Euro	7,311.44	41.03	6,237.58	40.64
Japanese Yen	164.93	0.93	194.08	1.26
Pound Sterling	1.64	0.01	1.84	0.01
South African Rand	1,773.00	9.95	1,183.30	7.71
Swiss Franc	3.18	0.02	3.22	0.02
US Dollar	8,517.23	47.80	7,687.41	50.09
Others	46.83	0.26	41.02	0.27
Total	17,818.25	100.00	15,348.45	100.00

89

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at 31 December 2017 and 2016 were as follows:

(UA thousands)
	2017	2016
Accrued income and charges receivable on loans	530,396	492,951
Less: accumulated provision for impairment	(250,326)	(259,458)
Balance at 31 December	280,070	233,493

Provision for Impairment on Loan Principal and Charges Receivable

At 31 December 2017, outstanding loans with an aggregate principal balance of UA 476.51 million (2016: UA 568.52 million), of which UA 285.16 million (2016: UA 287.42 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 December 2017 and 2016 were as follows:

(UA thousands)
	2017	2016
Outstanding balance on impaired loans	476,515	568,518
Less: accumulated provision for impairment	(184,593)	(251,423)
Net balance on impaired loans	291,922	317,095

Charges receivable and accrued income on impaired loans	358,639	364,804
Less: accumulated provision for impairment	(250,326)	(259,458)
Net charges receivable and accrued income on impaired loans	108,313	105,346

The movements in the accumulated provision for impairment on outstanding loan principal for the year ended 31 December 2017 and 2016 were as follows:

(UA thousands)
	2017	2016
Balance at 1 January	251,423	201,847
Provision for impairment on loan principal for the year (net)	2,997	43,777
Reversal of provision for loan written off	(59,742)	-
Translation effects	(10,085)	5,799
Balance at 31 December	184,593	251,423

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year ended 31 December 2017, a net reversal of provision for impairment made on private sector loans amounted to UA 4.42 million (2016: provision for UA 40.91 million). The accumulated provisions on private sector loans at 31 December 2017 amounted to UA 101.54 million (2016: UA 162.68 million).

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 December 2017 and 2016 were as follows:

(UA thousands)
	2017	2016
Balance at 1 January	259,458	228,580
Provision for impairment on loan charges for the year (net)	13,971	24,033
Reversal of provision for loan written off	(16,731)	-
Translation effects	(6,372)	6,845
Balance at 31 December	250,326	259,458

90

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended 31 December 2017, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 4.68 million (2016: UA 9.07 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December 2017 amounted to UA 4.83 million (2016: UA 17.03 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2017, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 1.01 million (2016: UA 1.11.million).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Trade finance and repayment guarantees provided by the Bank outstanding at 31 December 2017 amounted to UA 392.11 million (2016: UA 401.04 million).

Other than the guarantees above given to other entities, the Bank in 2015 entered into guarantee contracts covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans. Based on the structure, such guarantees are referred to as Exposure Exchange Agreements and are primarily risk management tools. The details are in Note D. As at 31 December 2017 the nominal amounts of these contracts was USD 4.47 billion (UA 3.14 billion).

Similarly, the Bank purchases credit enhancement facilities from the Private Sector Enhancement Facility (PSF) for some of its loans. As at 31 December 2017, the covered amounts of non-sovereign loans by PSF amounted to UA 285.14 million and the cost of this coverage for the year ended 31 December 2017 was UA 7.30 million.

Note J  —  Equity participations

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund’s Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the period. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended 31 December 2017 amounted to UA 228.50 million (2016: UA 211.73 million), representing 60.95 percent (2016: 62.14 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2017, the Bank’s pro-rata or economic share in ADF was 0.43 percent (2016: 0.45 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, no rights to variable returns from its relationship with ADF and has an economic interest of less than 1 percent in the Fund. Consequently, the Fund cannot be consolidated in the Bank’s Financial Statements.

91

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank’s investment in the Fund declined, resulting in impairment loss on the Bank’s investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income

92

The Bank’s equity interests at the end of 2017 and 2016 are summarized below:

(Amounts in UA thousands)
Institutions	Year Established	Callable Capital	Carrying Value
			2017	2016
African Development Fund	1972	-	111,741	111,741
Accumulated share of profit/(loss) & impairment on 1 January			(49,636)	(49,490)
Share of loss for the year			(476)	(302)
(Impairment)/reversal of provision for the year			(21)	156
		-	61,608	62,105
DIRECT INVESTMENTS
Development Finance Institutions
Africa50 Project Development	2016	-	2,730	2,181
Africa50 Project Finance	2015	52,664	19,371	18,589
Africa Prudential plc	2015	-	149	116
African Export and Import Bank	1993	19,049	78,711	70,620
African Guarantee Fund	2011	-	8,107	7,582
Afriland Properties plc	2015	-	83	88
Central African Development Bank (BDEAC)	1975	2,311	1,686	1,566
East African Development Bank	1967	9,830	15,928	16,289
Eastern and Southern African Trade and Development Bank	1985	38,199	63,689	55,345
Great Lakes Development Bank (BDEGL)*	1980	-	-	-
Shelter Afrique	1982	-	6,635	930
TCX Investment Company Mauritius Limited	2007	156	19,122	18,176
United Capital plc	2015	-	510	415
West African Development Bank (BOAD)	1973	1,871	5,098	5,186
		124,080	221,819	197,083
Commercial Banks
United Bank for Africa	1961	-	12,283	5,650
		-	12,283	5,650
Microfinance Institutions
AB Microfinance Bank Nigeria Limited	2007	-	1,014	856
Access Bank Liberia Limited	2008	-	1,136	960
Access Bank Tanzania Limited	2007	-	612	652
Advans Banque Congo	2008	-	991	1,326
MicroCred Côte d’Ivoire S.A.	2013	-	730	680
		-	4,483	4,474
Insurance
Africa Trade Insurance Agency	2013	-	11,139	11,452
Africa-Re	1977	-	47,443	49,080
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	-	20,131	17,419
		-	78,713	77,951
TOTAL DIRECT INVESTMENTS		124,080	317,298	285,158

FUNDS
Africa Capitalization Fund	2010	381	12,129	17,248
Africa Health Fund LLC	2009	3,061	8,446	11,897
Africa Joint Investment Fund	2010	410	5,733	6,482
Africa Renewable Energy Fund L.P	2014	6,604	10,875	7,286
African Agriculture Fund LLC	2010	1,200	32,238	26,148
African Infrastructure Investment Fund 2	2009	2,014	20,317	20,638
AfricInvest Fund II LLC	2008	752	7,996	8,604
AfricInvest Fund III LLC	2016	6,943	7,839	6,747
AFIG Fund II LP	2016	11,816	4,608	454
Agri-Vie Fund PCC	2008	730	6,799	8,937
APIS Growth Fund I Africa LP	2017	11,992	1,955	-
Argan Infrastructure Fund	2010	7,095	3,483	3,514
ARM-Harith Infrastructure Fund	2015	9,304	4,885	4,473
Atlantic Coast Regional Fund LLC	2008	94	14,735	13,175
Aureos Africa Fund LLC	2007	1,067	11,413	14,786
Business Partners International Southern Africa SME Fund	2014	1,495	2,697	1,600
Carlyle Sub-Saharan Africa Fund (CSSAF)	2012	7,628	11,262	5,259
Catalyst Fund I LLC	2010	1,343	5,643	8,297
Cauris Croissance II Fund	2012	1,109	2,457	1,425
ECP Africa Fund II PCC	2005	11,435	18,870	21,233
ECP Africa Fund III PCC	2008	6,008	44,212	44,423
ECP Africa Fund IV PCC	2017	8,252	9,945
Eight Miles LLP	2012	2,310	16,593	15,215
Enko Africa Private Equity Fund	2014	5,300	4,415	1,031
Evolution One Fund	2010	763	313	2,837
Fund for Agricultural Finance in Nigeria (FAFIN)	2017	4,489	1,759
GEF Africa Sustainable Forestry Fund	2011	-	13,088	14,173
GroFin Africa Fund	2008	2,266	1,406	2,048
Helios Investors II (Mauritius) Limited	2011	1,158	31,877	30,135
I & P Afrique Entrepreneurs	2012	1,235	3,867	3,259
Investment Fund for Health in Africa	2010	894	5,506	5,436
KIBO Fund II	2014	4,687	3,434	1,411
Kukuza Project Development Company	2017	3,160	351	-
Maghreb Private Equity Fund II (Mauritius) PCC	2008	6,132	8,630	10,595

Maghreb Private Equity Fund III (Mauritius) PCC	2012	2,194	14,541	16,119
Mediterrania Capital Fund III	2017	8,641	3,991	-
Moringa Mauritius Africa	2016	6,048	1,264	807
New Africa Mining Fund II	2010	-	(117)	-
Pan African Housing Fund (PAHF)	2013	2,002	2,605	1,860
Pan African Infrastructure Development Fund	2007	-	32,719	29,430
Pan African Infrastructure Development Fund II	2014	5,496	1,287	440
Pan-African Investment Partners II Limited	2008	-	3	3
South Africa Infrastructure Fund	1996	-	-	-
Tide Africal LP Fund	2017	6,463	559	-
West Africa Emerging Market Fund	2011	840	5,683	4,687
TOTAL FUNDS		164,811	402,311	372,112
TOTAL DIRECT INVESTMENTS AND FUNDS		288,891	719,609	657,270
GRAND TOTAL		288,891	781,217	719,375

*	Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.
**	The cost of equity investments (excluding ADF) carried at fair value at 31 December 2017 amounted to UA 575.08 million (2016: UA 563.14 million).

93

Note K  —  Other securities

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMCs) for the purpose of financing development projects and programs. The Bank may also invest in other securities including trade financing that meet the development objectives of its borrower member countries.

These investments are classified as financial assets at amortized cost.

As at 31 December 2017, there was no outstanding amount in respect of debt instruments in RMCs (2016: UA 54.36 million).

Note L  —  Property, equipment and intangible assets

(UA thousands)
	Property and Equipment						Intangible Assets	Grand Total
2017	Land	Capital Work in Progress	Building and Improve- ments	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets

Cost:
Balance at 1 January	480	17,410	65,923	17,752	80,706	182,271	24,597	206,868
Transfer	-	(238)	-	-	238	-	-	-
Put into use	-	(3,405)	759	74	2,265	(307)	307	-
Additions during the year	-	8,085	56	510	3,711	12,362	1,667	14,029
Disposals during the year	-	-	-	(23)	(522)	(545)	-	(545)
Balance at 31 December	480	21,852	66,738	18,313	86,398	193,781	26,571	220,352

Accumulated Depreciation:
Balance at 1 January	-	-	23,544	10,937	51,807	86,288	23,538	109,826
Depreciation during the year	-	-	4,636	2,559	7,185	14,380	840	15,220
Disposals during the year	-	-	-	(23)	(479)	(502)	-	(502)
Balance at 31 December	-	-	28,180	13,473	58,513	100,166	24,378	124,544
Net Book Values:
31 December 2017	480	21,852	38,558	4,840	27,885	93,615	2,193	95,808

(UA thousands)
	Property and Equipment						Intangible Assets	Grand Total
2016	Land	Capital Work in Progress	Building and Improve- ments	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets

Cost:
Balance at 1 January	480	69,803	24,133	16,375	62,214	173,005	23,722	196,727
Put into use	-	(59,816)	41,528	-	18,288	-	-	-
Additions during the year	-	7,423	262	1,393	4,305	13,383	875	14,258
Disposals during the year	-	-	-	(16)	(4,101)	(4,117)	-	(4,117)
Balance at 31 December	480	17,410	65,923	17,752	80,706	182,271	24,597	206,868

Accumulated Depreciation:
Balance at 1 January	-	-	22,422	8,364	50,606	81,392	22,507	103,899
Depreciation during the year	-	-	1,122	2,590	5,292	9,004	1,031	10,035
Disposals during the year	-	-	-	(17)	(4,091)	(4,108)	-	(4,108)
Balance at 31 December	-	-	23,544	10,937	51,807	86,288	23,538	109,826
Net Book Values:
31 December 2016	480	17,410	42,379	6,815	28,899	95,983	1,059	97,042

94

The land on which the HQ building stands was originally granted for the unlimited use by the Bank, but with ownership retained by the Government of Côte d’Ivoire. However, in 2013, the Government of Côte d’Ivoire agreed to transfer the title to the land to the Bank and the relevant processes to finalize the transfer of title to the Bank are underway and are almost at completion.

Note M  —  Borrowings

As at 31 December 2017 and 2016, the Bank’s borrowings were as follows:

(UA millions)
	2017	2016
Borrowings at fair value	22,566.65	20,007.61
Borrowings at amortized cost	609.04	636.54
Total	23,175.69	20,644.15

The Bank’s borrowings as at 31 December 2017 included subordinated borrowings in the amount of UA 220.76 million (2016: UA 230.07 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital at 31 December 2017 was UA 28.74 billion.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

95

A summary of the Bank’s borrowings portfolio at 31 December 2017 and 2016 was as follows:

Borrowings and Swaps at 31 December 2017

(Amounts in UA millions)
			Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Weighted Average Cost (b) (%)	Weighted Average Maturity (Years)	Amount Payable/ (Receivable)	Weighted Average Cost (b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Weighted Average Cost (b) (%)	Average Maturity (Years)
Euro	Fixed	2,505.93	-	0.32	7.01	143.71	8.71	1.67	-	-	-
		-	-	-	-	(155.99)	1.49	13.09	(2,464.35)	0.22	6.47

	Adjustable	83.26	-	0.16	0.04	5,963.45	(0.41)	3.33	2,464.35	(0.37)	6.47
		-	-	-	-	(298.24)	(0.56)	3.06	-	-	-
GBP	Fixed	708.24	-	0.76	1.92	-	-	-	-	-	-
		-	-	-	-	(379.50)	0.75	0.60	(332.06)	0.78	3.45

	Adjustable	-	-	-	-	-	-	-	332.06	0.41	3.45
		-	-	-	-	(237.19)	0.53	4.00	-	-	-
Japanese Yen	Fixed	1,020.12	127.51	0.80	18.74	-	-	-	-	-	-
		-	-	-	-	(1,138.92)	0.91	18.75	-	-	-
	Adjustable	378.87	-	4.86	4.86	60.26	(0.68)	3.26	15.55	(0.42)	6.68
		-	-	-	-	(327.21)	3.58	9.40	(15.55)	1.60	6.68
US Dollar	Fixed	12,468.19	358.11	1.88	2.35	6.60	1.39	2.75	-	-	-
			-	-	-	(2,808.73)	1.94	1.44	(9,866.75)	1.73	2.55

	Adjustable	801.13	-	1.65	1.57	4,178.09	1.32	12.09	10,231.31	1.45	2.47
		-	-	-	-	(1,792.94)	1.08	2.77	(379.18)	1.54	0.62
Others (d)	Fixed	3,998.00	89.91	3.76	4.70	-	-	-	-	-	-
			-	-	-	(3,454.89)	3.80	4.84	(785.05)	4.16	9.96

	Adjustable	602.92	36.59	4.54	0.89	1,495.99	7.04	2.10	557.07	3.62	4.69
		-	-	-	-	(985.58)	5.72	4.53	-	-	-
	Fixed	20,700.47	575.53	1.96	4.19	150.31	8.39	1.71	-	-	-
Total		-	-	-	-	(7,938.03)	2.54	5.60	(13,448.21)	1.55	3.64

	Adjustable	1,866.18	36.59	3.19	1.96	11,697.79	1.16	6.30	13,600.34	1.17	3.24

		-	-	-	-	(3,641.16)	2.39	3.72	(394.73)	1.54	0.86
Principal at face value		22,566.65	612.12	2.06	4.01	268.91	-	-	(242.60)	-	-
Net unamortized premium/		-	(3.08)	-	-	(947.58)	-	-	283.16	-	-
Discount
		22,566.65	609.04	2.06	4.01	(678.67)	-	-	40.56	-	-
Fair valuation adjustment		-	-	-	-	553.70(C)	-	-	(180.66)(C)	-	-
Total		22,566.65	609.04	2.06	4.01	(124.97)	-	-	(140.10)	-	-

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2017 was UA 23,175.69 million and the estimated fair value was UA 23, 241.65 million.

(a)	Currency swap agreements include cross-currency interest rate swaps.
(b)	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2017.
(c)	These amounts are included in derivative assets and liabilities on the balance sheet.
(d)	These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

96

Borrowings and Swaps at 31 December 2016

(Amounts in UA millions)
			Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Weighted Average Cost (b) (%)	Weighted Average Maturity (Years)	Amount Payable/ (Receivable)	Weighted Average Cost (b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Weighted Average Cost (b) (%)	Average Maturity (Years)
Euro	Fixed	1,076.66	-	0.26	6.8	133.81	8.71	2.7	(1,039.72)	0.20	6.5
		-	-	-	-	(59.59)	1.08	0.2	-	-	-

	Adjustable	-	-	-	-	5,990.09	(0.37)	3.5	1,039.72	(0.39)	6.5
		-	-	-	-	(187.52)	(0.60)	1.1	-	-	-
GBP	Fixed	231.35	-	0.88	1.9	-	-	-	-	-	-
		-	-	-	-	(228.77)	0.01	1.9	-	-	-

	Adjustable	-	-	-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	856.71	130.56	0.91	31.1	-	-	-	-	-	-
		-	-	-	-	(958.54)	0.90	30.9	-	-	-
	Adjustable	372.80	-	3.95	3.8	60.95	(0.71)	4.2	15.92	(0.44)	7.7
		-	-	-	-	(327.99)	3.88	9.3	(15.92)	2.04	7.7
US Dollar	Fixed	12,121.52	379.37	1.71	2.4	-	-	-	-	-	-
		-	-	-	-	(3,868.10)	1.73	1.9	(8,410.21)	1.47	2.4

	Adjustable	1,434.73	-	0.87	1.7	3,218.44	0.86	12.0	9,857.51	1.06	2.3
		-	-	-	-	(1,479.09)	0.67	4.0	(1,435.66)	0.96	1.7
Others (d)	Fixed	3,831.52	127.52	4.40	4.8	-	-	-	-	-	-
		-	-	-	-	(3,058.89)	3.91	5.1	(777.01)	4.02	9.8

	Adjustable	82.32	2.58	0.33	2.3	1,012.88	7.21	3.2	565.24	3.79	9.8
		-	-	-	-	(630.98)	5.06	2.0	-	-	-
Total	Fixed	18,117.76	637.45	2.15	4.6	133.81	8.71	2.7	(1,039.72)	0.20	6.5
		-	-	-	-	(8,173.90)	2.42	6.5	(9,178.22)	1.69	3.0

	Adjustable	1,889.85	2.58	1.45	2.2	10,282.36	0.76	6.2	11,478.39	1.06	3.1
		-	-	-	-	(2,625.57)	2.03	4.0	(1,451.58)	0.97	1.8
Principal at face value		20,007.61	640.03	2.08	4.5	(383.30)	-	-	(191.13)	-	-

Net unamortized
premium/(discount)		-	(3.49)	-	-	733.36	-	-	229.74	-	-
		20,007.61	636.54	2.08	4.5	350.06	-	-	38.61	-	-
Fair valuation adjustment		-	-	-	-	229.29 (c)	-	-	(139.34) (c)	-	-
Total		20,007.61	636.54	2.08	4.5	572.35	-	-	(100.73)	-	-

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2016 was UA 20,644.15 million and the estimated fair value was UA 20,725.75 million.

(a)	Currency swap agreements include cross-currency interest rate swaps.
(b)	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2016.
(c)	These amounts are included in derivative assets and liabilities on the balance sheet.
(d)	These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

97

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2017 was as follows:

i)       Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	4,618.36	534.54	5,152.90
More than one year but less than two years	3,132.58	18.22	3,150.80
More than two years but less than three years	2,947.40	126.10	3,073.50
More than three years but less than four years	4,145.32	-	4,145.32
More than four years but less than five years	200.20	9.49	209.69
More than five years	6,533.15	301.29	6,834.44
Total	21,577.01	989.64	22,566.65

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	21.88	-	21.88
More than one year but less than two years	158.63	-	158.63
More than two years but less than three years	10.74	-	10.74
More than three years but less than four years	48.94	62.19	111.13
More than four years but less than five years	95.43	(0.01)	95.42
More than five years	214.32	-	214.32
Subtotal	549.94	62.18	612.12
Net unamortized premium and discount	(3.08)	-	(3.08)
Total	546.86	62.18	609.04

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2016 was as follows:

i)       Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	3,749.90	285.69	4,035.59
More than one year but less than two years	4,882.12	20.51	4,902.63
More than two years but less than three years	3,145.94	1.34	3,147.28
More than three years but less than four years	1,761.66	34.94	1,796.60
More than four years but less than five years	1,974.30	-	1,974.30
More than five years	3,934.19	217.02	4,151.21
Total	19,448.11	559.50	20,007.61

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	4.80	-	4.80
More than one year but less than two years	31.07	-	31.07
More than two years but less than three years	169.10	-	169.10
More than three years but less than four years	11.84	-	11.84
More than four years but less than five years	56.76	63.68	120.44
More than five years	302.78	-	302.78
Subtotal	576.35	63.68	640.03
Net unamortized premium and discount	(3.49)	-	(3.49)
Total	572.86	63.68	636.54

The fair value of borrowings carried at fair value through profit or loss at 31 December 2017 was UA 22,566.65 million

98

(2016: UA 20,007.61 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 December 2017 was UA 23,180.44 million (2016: UA 20,346.44 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a gain of UA 48.13 million on fair-valued borrowings and related derivatives for the year ended 31 December 2017 (2016: net loss of UA 68.04 million). The fair value movement attributable to changes in the Bank’s credit risk included in the other comprehensive income for the year ended 31 December 2017 was a loss of UA 59.14 million (2016: loss of UA 13.11 million).

Fair value movements attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank’s credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank’s credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at 31 December 2017, the cumulative unrealized fair value losses to date were UA 700.36 million (2016: losses of UA 720.68 million).

Note N  —  Equity

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the nine General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of 6 percent paid-up and 94 percent callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on 22 February 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

99

The GCI-VI was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

Upon conclusion of the GCI VI capital increase and following the Board of Governors’ resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively thereby reducing the authorized capital of the Bank for each of these periods by 163,296 shares and 19,414 shares.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors, decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shares shall be available for subscription by the Republic of South Sudan, and 44,588 shares, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan’s, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

The Bank’s capital as at 31 December 2017 and 2016 was as follows:

(UA thousands)
	2017	2016
Capital Authorized (in shares of UA 10 000 each)	66,975,050	66,975,050
Less: Unsubscribed	(1,477,093)	(1,488,883)
Subscribed Capital	65,497,957	65,486,167
Less: Callable Capital	(60,517,525)	(60,588,775)
Paid-up Capital	4,980,432	4,897,392
Shares to be issued upon payment of future installments	(712,220)	(878,060)
Add: Amounts paid in advance	616	560
	4,268,828	4,019,892
Less: Amounts in arrears	(17)	(17)
Capital at 31 December	4,268,811	4,019,875

Included in the total unsubscribed shares of UA 1.477 million at 31 December 2017 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

100

Subscriptions by member countries and their voting power at 31 December 2017 were as follows:

(Amounts in UA thousands)
	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	Algeria	274,888	4.243	182,367	2,566,550	275,513	4.221
2	Angola	75,702	1.168	44,248	712,772	76,327	1.169
3	Benin	12,490	0.193	7,367	117,533	13,115	0.201
4	Botswana	69,802	1.077	65,184	632,845	70,427	1.079
5	Burkina Faso	25,834	0.399	15,580	242,775	26,459	0.405
6	Burundi	15,407	0.238	10,109	143,966	15,844	0.243
7	Cabo Verde	4,553	0.070	3,346	42,190	5,178	0.079
8	Cameroon	70,092	1.082	40,648	660,281	70,717	1.083
9	Central African Republic	2,720	0.042	1,802	25,412	3,345	0.051
10	Chad	4,295	0.066	2,717	40,240	4,920	0.075
11	Comoros	527	0.008	605	4,676	1,152	0.018
12	Congo	29,408	0.454	17,747	276,350	30,033	0.460
13	Côte d'Ivoire	242,156	3.738	151,900	2,269,670	242,781	3.719
14	Democratic Republic of Congo	83,779	1.293	54,402	783,395	84,404	1.293
15	Djibouti	1,213	0.019	1,517	10,618	1,838	0.028
16	Egypt	364,239	5.622	240,640	3,401,760	364,864	5.589
17	Equatorial Guinea	9,483	0.146	6,921	87,917	10,108	0.155
18	Eritrea	2,003	0.031	2,506	17,522	2,628	0.040
19	Ethiopia	102,330	1.580	60,360	962,940	102,955	1.577
20	Gabon	64,615	0.997	48,390	597,778	65,240	0.999
21	Gambia, The	9,829	0.152	5,905	92,413	10,454	0.160
22	Ghana	138,617	2.140	80,294	1,305,881	139,241	2.133
23	Guinea	26,094	0.403	15,983	244,961	26,719	0.409
24	Guinea Bissau	1,348	0.021	870	12,620	1,973	0.030
25	Kenya	93,293	1.440	55,034	877,900	93,918	1.439
26	Lesotho	3,725	0.057	4,053	33,210	4,350	0.067
27	Liberia	12,444	0.192	7,827	116,637	12,412	0.190
28	Libya	171,835	2.652	120,463	1,597,888	172,459	2.642
29	Madagascar	42,077	0.649	24,725	396,040	42,701	0.654
30	Malawi	15,794	0.244	10,043	147,900	16,419	0.252
31	Mali	28,055	0.433	16,667	263,881	28,680	0.439
32	Mauritania	3,709	0.057	4,171	32,916	4,331	0.066
33	Mauritius	42,309	0.653	32,865	390,230	42,937	0.658
34	Morocco	233,735	3.608	166,354	2,171,000	234,361	3.590
35	Mozambique	40,273	0.622	23,165	379,588	40,898	0.627
36	Namibia	22,347	0.345	16,329	207,150	22,972	0.352
37	Niger	15,342	0.237	9,674	143,753	15,966	0.245
38	Nigeria	604,559	9.332	410,238	5,635,383	605,184	9.271
39	Rwanda	8,538	0.132	5,078	80,303	9,163	0.140
40	Sao Tome & Principe	4,380	0.068	2,759	41,054	5,005	0.077
41	Senegal	67,810	1.047	39,873	638,241	68,435	1.048
42	Seychelles	1,832	0.028	1,825	16,499	2,457	0.038
43	Sierra Leone	18,702	0.289	11,648	175,381	19,327	0.296
44	Somalia	1,941	0.030	2,427	16,986	2,566	0.039
45	South Africa	327,502	5.055	193,420	3,081,600	328,127	5.027
46	South Sudan	26,720	0.412	1,695	265,510	27,345	0.419
47	Sudan	20,025	0.309	13,621	186,627	20,650	0.316
48	Swaziland	7,388	0.114	8,350	65,530	8,013	0.123
49	Tanzania	49,385	0.762	29,517	464,337	50,009	0.766
50	Togo	10,155	0.157	6,376	95,171	10,780	0.165
51	Tunisia	91,107	1.406	66,840	844,260	91,734	1.405
52	Uganda	29,131	0.450	17,978	273,347	29,756	0.456
53	Zambia	76,233	1.177	45,435	716,865	76,850	1.177
54	Zimbabwe	127,288	1.965	78,015	1,194,868	127,913	1.960
	Total Regionals	3,829,057	59.103	2,487,871	35,803,115	3,861,952	59.162

Slight differences may occur in totals due to rounding.

101

(Amounts in UA thousands)
	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	3,829,057	59.103	2,487,871	35,803,115	3,861,952	59.162
55	Argentina	5,847	0.090	6,108	52,364	6,472	0.099
56	Austria	29,061	0.449	19,958	270,660	29,686	0.455
57	Belgium	41,576	0.642	26,595	389,180	42,202	0.647
58	Brazil	21,498	0.332	14,051	200,936	22,124	0.339
59	Canada	251,112	3.876	182,993	2,328,140	251,737	3.856
60	China	76,638	1.183	51,376	715,020	77,263	1.184
61	Denmark	76,604	1.182	55,674	710,380	77,229	1.183
62	Finland	31,815	0.491	21,849	296,310	32,440	0.497
63	France	244,441	3.773	167,859	2,276,560	245,066	3.754
64	Germany	269,291	4.157	172,150	2,520,760	269,916	4.135
65	India	16,702	0.258	11,113	155,920	17,327	0.265
66	Italy	157,960	2.438	108,439	1,471,170	158,585	2.429
67	Japan	357,466	5.518	245,480	3,329,180	358,091	5.486
68	Korea	31,299	0.483	20,943	292,060	31,924	0.489
69	Kuwait	29,208	0.451	21,420	270,660	29,833	0.457
70	Luxembourg	13,114	0.202	4,015	127,130	13,739	0.210
71	Netherlands	56,950	0.879	38,335	531,180	57,575	0.882
72	Norway	76,521	1.181	52,020	713,200	77,146	1.182
73	Portugal	15,579	0.240	10,045	145,740	16,204	0.248
74	Saudi Arabia	12,547	0.194	8,030	117,440	13,172	0.202
75	Spain	69,297	1.070	49,534	643,440	69,922	1.071
76	Sweden	102,238	1.578	69,475	952,920	102,863	1.576
77	Switzerland	95,449	1.473	65,546	888,950	96,074	1.472
78	Turkey	23,253	0.359	5,416	227,130	23,878	0.366
79	United Kingdom	114,945	1.774	77,704	1,071,760	115,570	1.770
80	United States of America	429,103	6.623	274,815	4,016,219	429,728	6.583
	Total Non-Regionals	2,649,514	40.897	1,780,941	24,714,409	2,665,766	40.838
	Grand Total	6,478,571	100.000	4,268,811	60,517,525	6,527,718	100.000

The subscription position including the distribution of voting rights at 31 December 2017 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2017 and 2016, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)
	2017	2016
Balance at 1 January	161,044	168,842
Net conversion gains on new subscriptions	(3,009)	(7,798)
Balance at 31 December	158,035	161,044

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through Other Comprehensive Income, gains/losses on fair-valued borrowings arising from “own credit” and re-measurements of defined liability.

102

Retained Earnings

Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

The movements in retained earnings during 2016 and 2017 were as follows:

(UA thousands)

Balance at 1 January 2016	2,965,595
Net income for the year	25,070
Balance at 31 December 2016	2,990,665

Net income for the current year	176,428
Balance at 31 December 2017	3,167,093

Allocable income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

At 31 December 2017 and 2016, the allocable income was as follows:

(UA thousands)
	2017	2016
Income before Board of Governors' approved distribution	258,428	120,070
Unrealized (gains) / losses on borrowings and derivatives	(43,713)	78,778

Translation gains	1,446	(998)
Unrealized losses on macro hedge swaps	2,200	5,477
Allocable income	218,361	203,327

During the year, the Board of Governors approved the distribution of UA 82.00 million (2016: UA 95.00 million) from income and the surplus account to certain entities for development purposes.

With effect from 2006, Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

The movement in the surplus account during 2017 and 2016 is as follows:

(UA thousands)

Balance at 1 January 2016	7,442
Allocation from 2015 net income	11,000
Distribution to Special Relief Fund	(6,000)
Distribution to MIC Technical Assistance Fund	(5,000)
Balance at 31 December 2016	7,442

Balance at 1 January 2017	7,442
Allocation from 2016 net income	14,000
Distribution to Special Relief Fund	(8,000)
Balance at 31 December 2017	13,442

103

Distributions to entities for development purposes, including those made from the surplus account, for the years ended 31 December 2017 and 2016 were as follows:

(UA thousands)
	2017	2016
African Development Fund (ADF)	35,000	43,000
Post Conflict Assistance - DRC	39,000	41,000
Special Relief Fund	8,000	6,000
MIC Technical Assistance Fund	-	5,000
Total	82,000	95,000

Note O  —  Income from loans and investments and related derivatives

Income from Loans and related derivatives

Income from loans and related derivatives for the years ended 31 December 2017 and 2016 was as follows:

(UA thousands)
	2017	2016
Interest income on loans not impaired	460,045	348,068
Interest income on impaired loans	27,294	36,868
Interest expense on loan swaps	(43,137)	(34,435)
Commitment charges	21,130	16,376
Charges on finance guarantee contracts	(7,298)	-
Trade finance guarantee fees	974	2,028
Statutory commission	279	283
Total	459,287	369,188

Income from Investments and Related Derivatives

Income from investments and related derivatives for the year ended 31 December 2017 and 2016 was as follows:

(UA thousands)
	2017	2016
Interest income	209,250	170,166
Realized fair value losses on investments	(7,744)	(22,416)
Unrealized fair value gains on investments	(6,463)	7,957
Total	195,043	155,707

Total interest income on investments at amortized cost for the year ended 31 December 2017 was UA 103.71 million (2016: UA 133.01 million).

In 2017, the Bank disposed of investments held at amortized cost following a downgrade of an issuer from AA to A+ in order to conform to the Bank Asset Liability Management Guidelines. The nominal value of the disposed financial assets was UA 57.39 million while the proceeds amounted to UA 59.68 million. The gain on disposal of UA 2.29 million was included in the income statement.

104

Note P  —  Borrowing expenses

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the years ended 31 December 2017 and 2016 were as follows:

(UA thousands)
	2017	2016
Charges to bond issuers	428,925	375,213
Amortization of issuance costs	(10)	(2,161)
Total	428,915	373,052

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2017 was UA 23.47 million (2016: UA 1.85 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the years ended 31 December 2017 and 2016 was as follows:

(UA thousands)
	2017	2016
Interest on derivatives payable	312,192	187,833
Interest on derivatives receivable	(466,213)	(384,094)
Total	(154,021)	(196,261)

Gains/losses on Borrowings, Related Derivatives and Others

Gains/losses on borrowings, related derivatives and others for the years ended 31 December 2017 and 2016 were as follows:

(UA thousands)
	2017	2016
Gains/(losses) borrowings, related derivatives and others	48,127	(68,044)

The gains/(losses) on borrowings, related derivatives and others included the income statement effects of the hedge accounting, consisting of unrealized loss of UA 1.61 million, representing hedge effectiveness and UA 3.87 million of amortization of fair value adjustments on the hedged risk (See Note G).

Valuation adjustment gain in respect of counterparty risk of derivative financial assets (CVA) for the year ended 31 December 2017 amounted to UA 7.32 million (2016: loss UA 1.42 million), whilst valuation adjustment loss relating to credit risk in derivative financial liabilities (DVA) for the year ended 31 December 2017 was UA 2.29 million (2016: gain UA 8.89 million).

105

Note Q  —  Administrative expenses

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF’s gross income.

Administrative expenses comprised the following:

(UA thousands)
	2017	2016
Manpower expenses	309,563	266,707
Other general expenses	67,248	75,557
Total	376,811	342,264
Reimbursable by ADF	(228,496)	(211,733)
Reimbursable by NTF	(548)	(471)
Net	147,767	130,060

* Share of ADB manpower expenses amount - UA 122.19 million (2016: UA 105.91 million)

Included in general administrative expenses is an amount of UA 9.88 million (2016: UA 10.02 million) incurred under operating lease agreements for offices in Côte d’Ivoire and in certain member countries, where the Bank has offices.

At the balance sheet date, the Bank had outstanding commitments under operating leases which fall due as follows:

(UA thousands)
	2017	2016
Within one year	6,857	7,131
In the second to fifth years inclusive	3,916	7,192
Total	10,773	14,323

Leases are generally negotiated for an average term of one (1) to five (5) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are not longer than the original term of the leases.

Note R  —  Employee benefits

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors’ Resolution 05-89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

106

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

During 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP’s liabilities. At 31 December 2017, virtually all of the SRP’s investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP’s anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP’s anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long term financial sustainability of the Plan.

The pension and post-employment medical benefit expenses for 2017 and 2016 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)
	Staff Retirement Plan		Medical Benefit Plan
	2017	2016	2017	2016
Current service cost – gross	60.06	43.22	15.83	13.21
Less: employee contributions	(10.62)	(9.98)	(3.41)	(3.14)
Net current service cost	49.44	33.24	12.42	10.07
Interest cost	26.26	22.64	6.09	5.18
Expected return on plan assets	(19.49)	(18.74)	-	-
Expense for the year	56.21	37.14	18.51	15.25

At 31 December 2017, the Bank had a liability to the SRP amounting to UA 216.36 million (2016: UA 282.04 million) while the Bank’s liability to the post-employment aspect of the MBP amounted to UA 159.96 million (2016: UA 193.11 million).

107

At 31 December 2017 and 2016 the determination of these liabilities, which are included in “Other accounts payable” on the Balance Sheet is set out below:

(UA millions)
	Staff Retirement Plan		Medical Benefit Plan
	2017	2016	2017	2016
Fair value of plan assets:
Market value of plan assets at beginning of year	604.60	550.50	45.54	39.13
Actual return on assets	50.31	46.45	0.64	(0.03)
Employer’s contribution	104.91	19.96	6.81	6.29
Plan participants’ contribution during the year	10.62	9.98	3.40	3.14
Benefits paid	(34.27)	(22.29)	(2.62)	(2.99)
Market value of plan assets at end of year	736.17	604.60	53.77	45.54

Present value of defined benefit obligation:
Benefit obligation at beginning of year	886.64	679.40	238.65	184.77
Current service cost	49.44	33.24	12.42	10.07
Employee contributions	10.62	9.98	3.41	3.14
Interest cost	26.26	22.64	7.59	6.63
Actual (gain)/loss	13.84	163.67	(45.71)	37.03
Benefits paid	(34.27)	(22.29)	(2.63)	(2.99)
Benefit obligation at end of year	952.53	886.64	213.73	238.65

Funded status:
Liability recognized on the balance sheet at 31 December,
representing excess of benefit over plan asset	(216.36)	(282.04)	(159.96)	(193.11)

There were no unrecognized past service costs at 31 December 2017 and 2016. At 31 December 2017, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 318.24 million (2016: losses of UA 335.23 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP were UA 43.75 million (2016: losses of UA 88.60 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)
	2017	2016	2015	2014	2013
Staff Retirement Plan:
Fair value of plan assets	736.17	604.60	550.50	508.93	454.01
Present value of defined benefit obligation	(952.53)	(886.64)	(679.40)	(689.48)	(550.31)
Deficit funding	(216.36)	(282.04)	(128.90)	(180.55)	(96.30)

Experience adjustments on plan assets	34.56	3.74	(23.97)	0.89	(26.37)
Experience adjustments on plan liabilities	(352.80)	(338.96)	(175.29)	(235.93)	(140.24)
Net	(318.24)	(335.22)	(199.26)	(235.04)	(166.61)

108

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)
	2017	2016	2015	2014	2013
Medical Benefit Plan:
Fair value of Plan assets	53.77	45.54	39.13	34.55	30.81
Present value of defined benefit obligation	(213.73)	(238.65)	(184.77)	(175.36)	(161.60)
Deficit funding	(159.96)	(193.11)	(145.64)	(140.81)	(130.79)

Experience adjustments on plan assets	(7.35)	(6.49)	(5.01)	(3.96)	(2.89)
Experience adjustments on plan liabilities	(36.40)	(82.11)	(45.09)	(35.86)	(43.64)
Net	(43.75)	(88.60)	(50.10)	(39.82)	(46.53)

Assumptions used in the latest available actuarial valuations at 31 December 2017 and 2016 were as follows:

(Percentages)
	Staff Retirement Plan		Medical Benefit Plan
	2017	2016	2017	2016
Discount rate	2.90	3.02	2.90	3.02
Rate of salary increase	4.00	4.00	4.00	4.00
Future pension increase	2.00	2.00	-	-
Health care cost growth rate	-	-	5.00	5.00

The SRP mortality assumptions are based on the Self-Administered Pension Schemes 2008 (SAPS08) tables, specifically referenced from the experience of United Kingdom self-administered pension schemes. Similarly, the MBP mortality assumptions are also based on the Self-Administered Pension Schemes (SAPS) tables, specifically referenced from the experience of United Kingdom occupational schemes. These SAPS tables assume normal health participants, and have been updated using Continuous Mortality Investigations (CMI) 2009 projections to factor in future longevity improvements.

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds from the different markets of the five currencies of the SDR.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 5 percent per annum.

The Bank’s obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average duration of SRP and MBP is 17 years and 26 years, respectively.

The following table shows projected benefit cash flow outgo:

(UA millions)
	2018	2019	2020	2021	2022	2023 to 2027
Cash flow from MBP	2.76	2.98	3.17	3.37	3.58	21.55
Cash flow from SRP	28.73	29.37	33.06	32.83	34.90	195.63
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The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

(UA thousands)
	1% Increase		1% Decrease
	2017	2016	2017	2016
Effect on total service and interest cost	8,300	6,406	(5,869)	(4,635)
Effect on post-retirement benefit obligation	68,645	79,252	(51,521)	(58,721)

The following table shows the effect of a one percent point change in the discount rate for the SRP:

(UA thousands)
	1% Increase		1% Decrease
	2017	2016	2017	2016
Effect on total service and interest cost	11,518	11,297	(14,161)	(15,482)
Effect on post-retirement benefit obligation	151,311	138,625	(198,765)	(181,702)

No SRP assets are invested in any of the Bank’s own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2017 and 2016 for the Staff Retirement Plan:

(UA thousands)
	2017	2016
Debt securities	338,873	278,628
Equity securities	281,350	215,087
Property	109,237	97,674
Others	-	133
Total	729,460	591,522

At 31 December 2017 and 2016, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank’s estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2018, are UA 55.26 million and UA 15.11 million, respectively.

Note S  —  Related parties

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 26 non-African states (the “regional members” and “non-regional members”, respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note N. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

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The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-office President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank’s investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocation to the Fund in 2017 amounted to UA 35 million (2016: UA 43 million).

Net income allocations by the Bank to ADF are reported as Other Resources in the Fund’s financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2017and 2016 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2017 amounted to UA 1.47 million (2016: UA 1.71 million).

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank’s management personnel and executive directors during the years ended 31 December 2017, and 2016 was made up as follows:

(UA thousands)
	2017	2016
Salaries	23,722	21,074
Termination and other benefits	10,377	9,644
Contribution to retirement and medical plan	5,165	4,611
Total	39,264	35,329

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. At 31 December 2017, outstanding balances on loans and advances to management staff amounted to UA 5.60 million (2016: UA 4.89 million).

Note T  —  Segment reporting

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank’s operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments.

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External revenue for the years ended 31 December 2017 and 2016 is detailed as follows:

(UA thousands)
	2017	2016
Interest income from loans
Fixed rate loans	418,759	312,743
Variable rate loans	13,625	14,147
Floating rate loans	54,955	58,046
	487,339	384,936
Commitment charges and commissions	15,085	18,687
Interest expense on loan swaps	(43,137)	(34,435)
Total income from loans	459,287	369,188
Income from investments	195,452	155,707
Income from other debt securities	2,154	3,777
Other income	14,763	44,308
Total external revenue	671,656	572,980

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank’s revenue for one country amounted to UA 100.16 million for the year ended 31 December 2017 (2016: one country with revenues exceeding 10 percent of Bank’s revenue amounted to UA 88.36 million).

The Bank’s development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, Eastern Africa, Northern Africa, Southern Africa, and Western Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa, and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended 31 December 2017 and 2016 is detailed as follows:

(UA thousands)
	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multinational	Total
2017
Income from sovereign loans	35,493	5,926	72,837	132,255	16,933	118	263,562
Income from non-sovereign loans	3,709	21,609	17,263	57,736	55,758	39,650	195,725
	39,202	27,535	90,100	189,991	72,691	39,768	459,287

2016
Income from sovereign loans	41,687	4,815	58,178	100,301	4,397	200	209,578
Income from non-sovereign loans	4,482	17,214	15,859	48,212	42,804	31,039	159,610
	46,169	22,029	74,037	148,513	47,201	31,239	369,188

As of 31 December 2017, land and buildings owned by the Bank were located primarily at the Bank’s headquarters in Abidjan, Côte d’Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

Note U  —  Approval of financial statements

On March 27 2018, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2018.

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Note V  —  Supplementary disclosures

Note V  —  1: Exchange rates

The rates used for translating currencies into Units of Account at 31 December 2017 and 2016 were as follows:

		2017	2016
1 UA = SDR =	Algerian Dinar	163.583000	148.586000
	Angolan Kwanza	236.297000	224.588000
	Australian Dollar	1.825810	1.857840
	Botswana Pula	14.017100	14.362500
	Brazilian Real	4.710180	4.380510
	Canadian Dollar	1.788370	1.805030
	Chinese Yuan Renminbi	9.273430	9.342830
	CFA Franc	778.929000	836.568000
	Danish Kroner	8.840600	9.481280
	Egyptian Pound	25.246500	24.499800
	Ethiopian Birr	38.651400	30.276000
	Euro	1.187500	1.275340
	Gambian Dalasi	67.900000	58.650000
	Ghanaian Cedi	6.188820	5.458630
	Guinean Franc	12,795.300000	12,362.700000
	Indian Rupee	91.040700	91.353400
	Japanese Yen	160.785000	157.018000
	Kenyan Shilling	145.857000	137.917000
	Korean Won	1,525.820000	1,624.620000
	Kuwaiti Dinar	0.429730	0.411430
	Libyan Dinar	1.932400	1.932400
	Mauritian Rupee	47.685400	48.409500
	Moroccan Dirham	13.286400	13.572400
	New Zambian Kwacha	14.302200	13.396600
	New Zealand Dollar	2.006700	1.929300
	Nigerian Naira	434.024000	412.220000
	Norwegian Krone	11.685000	11.588100
	Pound Sterling	1.054020	1.092780
	Sao Tomé Dobra	29,456.100000	31,186.800000
	Saudi Arabian Riyal	5.340510	5.041240
	South African Rand	17.524300	18.396500
	Swedish Krona	11.723800	12.229500
	Swiss Franc	1.389670	1.368260
	Tanzanian Shilling	3,162.050000	2,905.990000
	Tunisian Dinar	3.535680	3.154220
	Turkish Lira	5.373800	4.633920
	Ugandan Shilling	5,124.520000	4,853.700000
	United States Dollar	1.424130	1.344330
	Vietnamese Dong	32,596.200000	30,297.200000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

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Note V  —  2: Other development assistance activities

i)	Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Banks, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on 26 June 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC’s arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC’s arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank’s contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

ii)	Post-Conflict Countries Assistance/Transition States Facility

The Post Conflict Countries’ Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB’s net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fall financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of 25 May 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of 18 May 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank’s contribution to the facility and by its resolution B/BG/2006/04 of 17 May 2006, the Board of Governors also approved the third and final installment of the Bank’s allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

iii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period- to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

114

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at end December 2017, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 30 RMCs have reached their completion points while Chad is still in interim period. Three countries, Somalia, Sudan and Eritrea (pre-point decision) are yet to reach the decision point.

iv)	Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match “dollar-for-dollar” the foregone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF’s net assets. Reduction in ADF net assets results in a decrease in the value of the Bank’s investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

Note V  —  3: Special funds

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At 31 December 2017 and 2016, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The NTF was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on 25 April 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from 26 April 2008. This agreement expired on 25 April 2018 and the Federal Government of Nigeria approved a new extension to the agreement of 5 years.

The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on 1 February 1977.

115

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on 7 October 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on 4 May 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on 13 September 1985.

During the year ended 31 December 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of US$13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria, on 13 May 2015, a withdrawal of US$ 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

The resources of the NTF at 31 December 2017 and 2016 are summarized below:

(UA thousands)
	2017	2016
Contribution received	128,586	128,586
Funds generated (net)	144,200	142,210
Adjustment for translation of currencies	(103,735)	(94,003)
	169,051	176,793
Represented by:
Due from banks	7,508	5,384
Investments	102,950	127,865
Accrued income and charges receivable on loans	1,034	1,127
Accrued interest on investments	132	125
Other amounts receivable	3	538
Loans outstanding	57,734	57,395
	169,361	192,434
Less: Current accounts payable	(310)	(15,641)
	169,051	176,793

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors’ Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2017 and 2016 follows:

(UA thousands)
	2017	2016
Fund balance	111,467	103,467
Funds generated	5,890	5,833
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	2	2
Less: Relief disbursed	(109,608)	(101,910)
	7,751	7,392
Represented by:
Due from bank	477	697
Investments	8,658	6,695
Accounts payable	(1,384)
	7,751	7,392

At 31 December 2017, a total of UA 1.40 million (2016: UA 2.95 million) had been committed but not yet disbursed under the Special Relief Fund.

iii)	Africa Growing Together Fund (AGTF): Pursuant to the Board of Governors resolution B/BG/2014/06 of 22 May 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank and the Peoples Bank of China on 22 May 2014 to co-finance alongside the AfDB eligible sovereign and non-sovereign operations. Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November 2014.

116

The summary statement of the resources and assets of the Africa Growing Together Fund as at 31 December 2017 and 2016 follows:

(UA thousands)
	2017	2016
Contribution received	41,914	39,205
Funds generated (net)	(137)	(691)
	41,777	38,514
Represented by:
Due from bank	1,025	985
Investments	33,157	35,073
Loans outstanding	7,827	2,155
Accrued income and charges receivable on loans and investments	53	484
Less: Current accounts payable	(285)	(183)
	41,777	38,514

Note V  —  4: Trust funds

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

i)	The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11-70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

ii)	The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at 31 December 2017 and 2016 are summarized below:

(UA thousands)
		2017	2016
i)	Mamoun Beheiry Fund
	Contribution	152	151
	Income from investments	168	160
		320	311
	Less: Prize awarded	(46)	(46)
	Gift	(25)	(25)
		249	240
	Represented by:
	Due from banks	249	240
		249	240

ii)	Special Emergency Assistance Fund for Drought and Famine in Africa
	Contributions	23,167	24,542
	Funds generated	6,038	6,374
		29,205	30,916
	Less: Relief granted	(25,798)	(27,330)
		3,407	3,586
	Represented by:
	Due from banks	1,356	1,428
	Investments	2,051	2,158
		3,407	3,586
	Total Resources & Assets of Trust Funds	3,656	3,826

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Note V  —  5: Grants (donor funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at 31 December 2017 and 2016 were as follows:

(UA thousands)
	2017	2016
Africa Climate Change Fund	9,300	4,301
Africa Growing Together Fund	34,399	35,807
Africa Renewable Energy Initiative	5,860	-
Africa trade Fund	5,107	6,085
Africa Water Facility Fund	40,669	44,743
African Community of practice	1,166	3,443
African Economic Outlook	64	61
African Energy Leaders Group	358	435
African Legal Support Facility	26,694	12,799
Agriculture fast track fund	11,680	13,477
AMINA	1,565	1,637
Bill and Melinda Gate Foundation TCA	6,540	7,350
Canadian Grant for Technical Assistance	235	299
Chinese Government Fund	270	214
Clean Technology Fund	50,838	51,494
Climate Development	18,692	12,212
Congo Basin Forest Fund	32,735	33,221
EU Africa Infrastructure Trust Fund	4,854	1,061
Fertilizer Financing Mechanism	10,086	9,516
Finland	2,653	2,580
France-BAD (Fonds D'assistance Technique)	575	623
Global Agriculture And Food Security Programme (GAFSP)	54,879	33,556
Global Environment Facility	43,785	27,158
Global Strategy to improve Agriculture and Rural Statistics (GARS)	915	1,603
Governance Trust Fund	668	1,426
ICA- Infrastructure Consortium For Africa	870	1,312
Improving Statistics Food Security Trust Fund (ISFS)	2,312	770
India	2,336	2,820
Initiative Migration and Développement (IMDE)	4,167	4,594
Investment Climate Facility for Africa	1,241	1,606
Fund for African Private Sector Assistance (FAPA)	33,486	31,735
Korea Trust Fund	26,926	24,964
Making Finance Work For Africa (MFW4A)	1,145	723
MENA Transition Fund	18,425	18,840
Microfinance Trust Fund	3,611	3,632
Multi-Donor Water Partnership Programme	613	628
Nepad Infrastructure	28,017	32,908
Nigeria Technical Cooperation Fund (NTCF)	4,887	6,982
Norway	49	634
Portuguese Technical Cooperation Trust Fund	570	553
Private Sector Credit Enhancement Facility	102,126	41,965
Programme For Infrastructure Development In Africa (PIDA)	118	111
Rural Water Supply and Sanitation Initiative	59,391	63,582
SFRD (Great Lakes)	411	429
South South cooperation Trust Fund	1,097	1,480
Statistical Capacity Building (SCB)	6,787	8,798
Strategic Climate Fund	24,801	27,370
Sustainable Energy Fund for Africa	41,557	44,663
Swedish Trust Fund for Consultancy Services	109	120
Switzerland Technical Assistance Grant	1,626	1,432
Trust Fund for Countries in Transition	2,244	2,159
Uganda Road Sector Project	7,591	-
United Kingdom	438	6,523
Value for Money Sustainability and Accountability Trust Fund	1,178	925
Zimbabwe Multi-Donor Trust Fund	31,442	43,939
Others	114	127
Total	774,272	681,425

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MEMBERSHIP OF FRANCE

France became a member on 30 December 1983. As at 31 December 2017, a total number of 244,441 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to France. Of this amount of UA 2,444,410,000, the callable capital portion represented UA 2,276,560,000 and the paid-in capital was UA 167,859,000.

As at 31 December 2017, France was entitled to cast 245,066 votes (3.754 percent) of the total votes of all members. As at that date, France was represented on the Bank’s Board of Governors by Mrs. Odile Renaud-Basso as Governor.

MEMBERSHIP OF GERMANY

Germany became a member of the Bank on 18 February 1983. As at 31 December 2017, a total number of 269,291 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Germany. Of this amount of UA 2,692,910,000, the callable capital portion represented UA 2,520,760,000 and the paid-in capital was UA 172,150,000.

As at 31 December 2017, Germany was entitled to cast 269,916 votes (4.135 percent) of the total votes of all members. As at that date, Germany was represented on the Bank’s Board of Governors by Mr. Thomas Silberhorn as Governor.

MEMBERSHIP OF JAPAN

Japan became a member of the Bank on 3 December 1982. As at 31 December 2017, a total number of 357,466 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Japan. Of this amount of UA 3,574,660,000, the callable capital portion represented UA 3,329,180,000 and the paid-in capital was UA 245,480,000.

As at 31 December 2017, Japan was entitled to cast 358,091 votes (5.486 percent) of the total votes of all members. As at that date, Japan was represented on the Bank’s Board of Governors by Mr. Taro Aso as Governor.

MEMBERSHIP OF SWITZERLAND

Switzerland became a member of the Bank on 30 December 1982. As at 31 December 2017, a total number of 95,449 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Switzerland. Of this amount of UA 954,490,000, the callable capital portion represented UA 888,950,000 and the paid-in capital was UA 65,546,000.

As at 31 December 2017, Switzerland was entitled to cast 96,074 votes (1.472 percent) of the total votes of all members. As at that date, Switzerland was represented on the Bank’s Board of Governors by Mr. Raymund Furrer as Governor.

MEMBERSHIP OF THE UNITED KINGDOM

The United Kingdom became a member of the Bank on 29 April 1983. As at 31 December 2017, a total number of 114,945 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to United Kingdom. Of this amount of UA 1,149,450,000, the callable capital portion represented UA 1,071,760,000 and the paid-in capital was UA 77,704,000.

As at31 December 2017, the United Kingdom was entitled to cast 115,570 votes (1.770 percent) of the total votes of all members. As at that date, the United Kingdom was represented on the Bank’s Board of Governors by Ms. Penny Mordaunt as Governor.

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MEMBERSHIP OF THE UNITED STATES OF AMERICA

The United States of America became a member of the Bank on 8 February 1983. As at 31 December 2017, a total number of 429,103 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to the United States. Of this amount of UA 4,291,030,000, the callable capital portion represented UA 4,016,219,000 and the paid-in capital was UA 274,815,000.

The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

As at 31 December 2017, the United States was entitled to cast 429,728 votes (6.583 percent) of the total votes of the members. As at that date, the seat for the Governor of the United States of America on the Bank’s Board of Governors was vacant.

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